UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2023
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐

PagBank PagSeguro

Results 2022

As of December 31, 2022 and 2021 and Report of Independent Registered Public Accouting Firm

PagSeguro Digital Ltd.

Consolidated Financial Statements

PagBank
Saldo
R$ 15.000,00
Limite Especial
R$ 1.000,00
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R$ 15.000,00
Vendas a receber
R$ 500,00
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Produtos e Serviços
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Poupar Automático
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PagBank

5 YEARS PAGS LISTED NYSE

PagSeguro Digital Ltd.
Consolidated financial statements
As of December 31, 2022 and 2021

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Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Shareholders
PagSeguro Digital Ltd.
Opinions on the Financial Statements and
Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of PagSeguro Digital Ltd. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

3

Definition and Limitations of Internal
Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue recognition
As described in Note 2.15 to the consolidated financial statements, revenue comprises mainly fees charged for the electronic intermediation of the purchases made through the Company's electronic platform, and financial income mostly related to early payments made to merchants. Revenues from the intermediation transactions are recognized when the purchase transaction is approved by the financial institutions (card issuers) and the Company’s performance obligation related to the electronic validation of the transaction is completed, while financial income is recognized when the payment to the merchant is anticipated. The Company recorded during the year ended December 31, 2022 as "revenue from transaction activities and other services", substantially related to electronic intermediation fees, and "financial income", mostly related to early payments to merchants, the amounts of R$ 8,906,406 thousand and R$ 6,252,735 thousand, respectively, as described in Note 23 to the consolidated financial statements.
The principal considerations for our determination that performing procedures relating to revenue recognition is a critical audit matter are (i) the complex information technology environment used to process a high volume of transactions with individually low amounts, resulting in a significant volume of data being extracted from the systems of the Company which needs to be reconciled with general ledger before being used for the audit procedures purpose and (ii) effort in performing audit procedures and in evaluating audit evidence considering the high volume and nature of data.

4

Our approach to addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to revenue recognition process. The procedures also included, among others, (1) reconciliation of the data extracted from the systems with the general ledger, (2) performing audit procedures over the information technology general controls of the Company's systems, (3) test the mathematical accuracy of the revenue recognized as a percentage of the transactions selected, also testing if the percentages applied for these transactions were in accordance with the applicable agreements, (4) performing, on a sample basis, cash collection inspection for the transactions selected and (5) evaluating the sufficiency of the Company's disclosures.
Measurement of expected credit losses for loans and credit card receivables
As described in Notes 2.6, 3.2 and 8 to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, which involves management's judgment, as set forth in IFRS 9 - Financial Instruments. As at December 31, 2022, the expected credit losses on (i) loans and (ii) credit card receivables were R$ 521,929 thousand and R$ 451,285 thousand, respectively. The balance of (i) loans and (ii) credit card receivables as at December 31, 2022, was R$ 743,379 thousand and R$ 1,112,510 thousand, respectively. Management calculates expected credit losses (‘ECL') using collective models, probability of default (‘PD'), loss given default (‘LGD') and exposure at default (‘EAD'). The ECL measurement is based on management's estimate of present value expected to be received, which uses assumptions as the historical loss experience, credit quality and guarantees, economic factors and estimated future cash flows. In this assessment, management has considered forward-looking information, changes in macroeconomic scenarios, impacting the calculation model for provisioning expected credit losses.
The principal considerations for our determination that performing procedures relating to the measurement of expected credit losses is a critical audit matter are (i) there was significant judgment used by management in determining the expected credit losses, considering the severity of past due loans and credit card receivables during the current year and also the significant assumptions used in determining the PD, EAD and LGD, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these significant assumptions; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating those significant assumptions.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management's measurement of expected credit losses, which included controls over the assumptions used. These procedures also included, among others: (i) the involvement of professionals with specialized skill and knowledge to assist in testing management's process for determining the expected credit losses, including evaluating the appropriateness of the methodology and models, testing the accuracy and completeness of data used, and evaluating the reasonableness of significant assumptions; (ii) the analysis of management's accounting policies in comparison with IFRS 9; and (iii) evaluating the sufficiency of the Company's disclosures.

São Paulo, São Paulo, March 2, 2023
/s/PricewaterhouseCoopers
Auditores Independentes Ltda.
We have served as the Company's auditor since 2020

5

Management's Report on Internal Control over Financial Reporting
The management of Pagseguro Digital Ltd. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
The Company's internal control over financial reporting is a process under the supervision of the chief executive officer and chief financial officer and effected by the Company's Statutory Audit Committee, the Company's Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with and in compliance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with and in compliance with IFRS as issued by the IASB and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The effectiveness of the Company's internal control over financial reporting as of December 31, 2022, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that, as of December 31, 2022 the Company's internal control over financial reporting is effective.

Sao Paulo
February 28, 2023.

/s/ Alexandre Magnani	/s/ Artur Schunck
Alexandre Magnani	Artur Gaulke Schunck
Chief Executive Officer	Chief Financial Officer

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PagSeguro Digital Ltd.
Consolidated balance sheets
As of December 31, 2022 and 2021
(All amounts in thousands of reais)

	Note	December 31, 2022	December 31, 2021

Assets
Current assets
Cash and cash equivalents	6	1,829,097	1,794,362
Financial investments	7	1,103,299	782,647
Accounts receivable	8	36,248,589	23,428,522
Inventories		13,281	49,537
Tax receivable	9	410,801	469,490
Other receivables		162,011	194,776
Total current assets		39,767,078	26,719,334

Non-current assets
Accounts receivable	8	745,546	228,880
Judicial deposits		44,855	40,224
Deferred income tax and social contribution	20	99,411	120,762
Other receivables		18,509	11,710
Investment		1,651	15,666
Property and equipment	12	2,493,499	2,289,052
Intangible assets	13	2,158,773	1,650,176
Total non-current assets		5,562,244	4,356,470

Total assets		45,329,322	31,075,804

The accompanying notes are an integral part of these consolidated financial statements.

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PagSeguro Digital Ltd.
Consolidated balance sheets
As of December 31, 2022 and 2021
(All amounts in thousands of reais)

	Note	December 31, 2022	December 31, 2021

Liabilities and equity
Current Liabilities
Payables to third parties	14	17,988,139	13,217,150
Deposits	15	10,100,599	3,056,444
Borrowings	19	—	1,005,787
Derivative Financial Instruments	26	22,289	14,317
Trade payables		449,102	578,004
Payables to related parties	10	593,906	543,621
Salaries and social security charges	16	292,778	259,724
Taxes and contributions	17	89,779	63,934
Provision for contingencies	18	46,233	27,653
Deferred revenue	2.15	126,042	162,566
Other liabilities		31,484	73,719
Total current liabilities		29,740,351	19,002,919

Non-current liabilities
Payables to third parties	14	84,759	—
Deposits	15	1,894,689	77,552
Deferred income tax and social contribution	20	1,564,228	1,391,760
Provision for contingencies	18	14,370	13,910
Deferred revenue	2.15	17,486	17,300
Other liabilities		171,313	70,165
Total non-current liabilities		3,746,845	1,570,687

Total liabilities		33,487,196	20,573,606

Equity
Share capital	21	26	26
Treasury shares	21	(475,354)	(285,011)
Capital reserve	21	6,102,573	6,076,286
Retained earnings	21	6,237,392	4,732,624
Equity valuation adjustments	21	(22,372)	(22,372)
Other comprehensive income	21	(139)	645
Total equity		11,842,126	10,502,198

Total liabilities and equity		45,329,322	31,075,804

The accompanying notes are an integral part of these consolidated financial statements.

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PagSeguro Digital Ltd.
Consolidated statements of income
Years ended December 31, 2022, 2021 and 2020
(All amounts in thousands of reais unless otherwise stated)

		For the year ended December 31,
	Note	2022	2021	2020

Revenue from transaction activities and other services	23	8,906,406	6,784,806	4,508,719
Financial income	23	6,252,735	3,514,425	2,177,360
Other financial income	23	175,773	149,491	128,594

Total revenue and income		15,334,914	10,448,722	6,814,673

Cost of sales and services	24	(7,470,895)	(5,775,895)	(3,772,298)
Selling expenses	24	(1,946,075)	(1,523,908)	(617,463)
Administrative expenses	24	(668,679)	(877,559)	(563,893)
Financial expenses	24	(3,151,552)	(790,635)	(109,232)
Other income (expenses), net	24	(338,397)	7,302	22,904

Profit before income taxes		1,759,316	1,488,027	1,774,691

Current income tax and social contribution	20	(60,718)	(119,801)	(62,840)
Deferred income tax and social contribution	20	(193,830)	(201,942)	(419,551)

Income tax and social contribution		(254,548)	(321,743)	(482,391)

Net income for the year		1,504,768	1,166,284	1,292,300

Attributable to:
Equity holders of the parent		1,504,768	1,166,102	1,291,658
Non-controlling interests		—	182	642

Basic earnings per common share - R$	22	4,6002	3,5303	3,9225
Diluted earnings per common share - R$	22	4,5705	3,5105	3,9163

The accompanying notes are an integral part of these consolidated financial statements.

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PagSeguro Digital Ltd.
Consolidated statements of comprehensive income
Years ended December 31, 2022, 2021 and 2020
(All amounts in thousands of reais)

	For the year ended December 31,
	2022	2021	2020

Net income for the year	1,504,768	1,166,284	1,292,300
Other comprehensive income that may be reclassified to the statement of income in subsequent years
Currency translation adjustment	(677)	(117)	959
Loss on investments designated at fair value through OCI	(162)	411	(421)
Income tax and social contribution	55	(140)	143
Other comprehensive income for the year	1,503,984	1,166,438	1,292,981

Attributable to
Equity holders of the parent	1,503,984	1,166,256	1,292,339
Non-controlling interests	—	182	642
Net income for the year	1,503,984	1,166,438	1,292,981

The accompanying notes are an integral part of these consolidated financial statements.

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PagSeguro Digital Ltd.
Consolidated statements of changes in equity
Years ended December 31 2022, 2021 and 2020
(All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total	Non-controlling interests	Total equity

At December 31, 2019		26	(41,267)	5,686,255	95,248	2,274,864	(22,372)	(190)	7,992,564	22,384	8,014,948

Net income for the year		—	—	—	—	1,291,658	—	—	1,291,658	642	1,292,300
Currency translation adjustment		—	—	—	—	—	—	959	959	—	959
Loss on financial assets through OCI		—	—	—	—	—	—	(278)	(278)	—	(278)
Non-controlling		—	—			—	—	—	—	(10,913)	(10,913)
Shares issued		—	—	3,834	(3,834)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	75,218	—	—	—	75,218	—	75,218
Acquisition of treasury shares		—	(44,775)	—	—	—	—	—	(44,775)	—	(44,775)
(LTIP) of treasury shares			72,433	—	(72,433)	—	—	—	—	—	—

At December 31, 2020		26	(13,609)	5,690,089	94,199	3,566,522	(22,372)	491	9,315,346	12,113	9,327,459

Net income for the year		—	—	—	—	1,166,102	—	—	1,166,102	182	1,166,284
Currency translation adjustment		—	—	—	—	—	—	(117)	(117)	—	(117)
Loss on financial assets through OCI		—	—	—	—	—	—	271	271	—	271
Non-controlling		—	—	—	—	—	—	—	—	(12,295)	(12,295)
Shares issued		—	—	138,665	(138,665)	—	—	—	—	—	—
Share based long term incentive plan (LTIP)		—	—	—	305,408	—	—	—	305,408	—	305,408
Acquisition of treasury shares		—	(284,812)	—	—	—	—	—	(284,812)	—	(284,812)
(LTIP) of treasury shares		—	13,410	—	(13,410)	—	—	—	—	—	—

At December 31, 2021		26	(285,011)	5,828,754	247,532	4,732,624	(22,372)	645	10,502,198	—	10,502,198

Net income for the year	21	—	—	—	—	1,504,768	—	—	1,504,768	—	1,504,768
Currency translation adjustment	21	—	—	—	—	—	—	(677)	(677)	—	(677)
Loss on financial assets through OCI	21	—	—	—	—	—	—	(107)	(107)	—	(107)
Share based long term incentive plan (LTIP)	21	—	—	—	127,389	—	—	—	127,391	—	127,391
Acquisition of treasury shares	21	—	(291,445)	—	—	—	—	—	(291,445)	—	(291,445)
(LTIP) of treasury shares	21	—	101,102	—	(101,102)	—	—	—	—	—	—

At December 31, 2022		26	(475,354)	5,828,754	273,819	6,237,392	(22,372)	(139)	11,842,126	—	11,842,126

The accompanying notes are an integral part of these consolidated financial statements.

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PagSeguro Digital Ltd.
Consolidated statements of cash flows
Years ended December 31, 2022, 2021 and 2020
(All amounts in thousands of reais)

		For the year ended December 31
	Note	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		1,759,316	1,488,027	1,774,691
Expenses (revenues) not affecting cash:
Depreciation and amortization	24	1,130,690	768,593	376,335
Total losses	24	984,487	664,268	288,309
Accrual of provision for contingencies	18	37,276	25,938	6,409
Share based long term incentive plan (LTIP)		127,391	370,629	122,870
Reversal of taxes and contributions		—	(4,638)	(84,294)
Loss on disposal of property, equipment, intangible and investment assets		270,901	28,393	19,465
Derivative financial instruments, net	15	22,289	5,952	—
Interest accrued		592,146	230,555	17,222
Other (income) cost, net		6,355	103,667	(18,185)
Changes in operating assets and liabilities
Accounts receivable		(17,853,689)	(9,303,060)	(5,586,919)
Financial investments (mandatory guarantee)		(157,419)	(84,534)	43,229
Inventories		36,257	(132,398)	31,602
Taxes recoverable		154,273	(36,565)	(206,221)
Other receivables		26,050	(62,084)	(78,744)
Deferred revenue		(36,338)	(33,689)	145,005
Other liabilities		68,266	(17,312)	67,669
Payables to third parties		4,847,629	2,940,739	4,173,264
Trade payables		(133,846)	243,585	72,328
Receivables from related parties		9,787	471,585	38,250
Deposits		9,006,018	2,276,041	758,003
Salaries and social charges		33,054	(8,091)	7,605
Taxes and contributions		25,829	(11,499)	(34,438)
Provision for contingencies		(24,234)	(17,763)	(1,127)
		932,488	(93,661)	1,932,328
Income tax and social contribution paid		(89,899)	(76,782)	(46,384)
Interest income received, net		2,706,375	1,068,450	266,719

NET CASH PROVIDED BY OPERATING ACTIVITIES		3,548,964	898,007	2,152,663

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions, net of cash acquired		—	(43,367)	(345,602)
Purchases of property and equipment	12	(1,096,059)	(972,274)	(1,522,769)
Purchases and development of intangible assets	13	(1,040,337)	(779,555)	(523,785)
Redemption (Acquisition) of financial investments		(48,134)	324,247	530,667

NET CASH USED IN INVESTING ACTIVITIES		(2,184,530)	(1,470,949)	(1,861,489)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings	19	250,000	1,012,086	—
Payment of borrowings		(1,213,144)	—	—
Payment of borrowings Interest		(56,931)	—	—
Acquisition of treasury shares	21	(291,445)	(257,992)	(44,774)
Payment of leases		(18,179)	(15,148)	—
Capital increase by non-controlling shareholders		—	(11,708)	(10,289)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(1,329,699)	727,238	(55,064)

INCREASE IN CASH AND CASH EQUIVALENTS		34,735	154,297	236,110
Cash and cash equivalents at the beginning of the year		1,794,362	1,640,065	1,403,955
Cash and cash equivalents at the end of the year		1,829,097	1,794,362	1,640,065
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

1. General information
PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company with its principal executive offices located in Cayman Islands, subsidiary of Universo Online S.A. (“UOL”), referred to, together with its subsidiaries, as the “PagSeguro Group”, was incorporated on July 19, 2017. A total of 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Digital on January 4, 2018 and PagSeguro Digital maintains control of PagSeguro Brazil.
PagSeguro Brazil is a privately held corporation established on January 20, 2006, and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMEs”).
On March 18, 2021, PagSeguro Group constituted a holding company incorporated under PagSeguro Digital called PagSeguro Holding Ltd (“PSHC”). Additionally, during the third quarter of 2021, PagSeguro Group established four new subsidiaries under PSHC: Pagseguro Chile SPA (“Pagseguro Chile”), Pagseguro Colombia S.A.S (“Pagseguro Colombia”), PSGP México S.A de C.V. (“PSGP Mexico”) and Pagseguro Peru S.A.C. (“Pagseguro Peru”).
In June 2022, Boa Compra Tecnologia Ltda. changed its name to PagSeguro Tecnologia Ltda. (“PagSeguro Tecnologia”), as part of a marketing strategy to bring the entity closer to PagSeguro’s brand.
The subsidiaries of PagSeguro Digital are PagSeguro Brazil, PagSeg Participações Ltda. (“PagSeg”), BS Holding Financeira Ltda. (“BS Holding”) and PSHC. The PagSeguro Group subsidiaries consist of the following:
•PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”), RegistraSeguro S.A. (“RegistraSeguro”), Wirecard Brazil Instituição de Pagamento S.A. (“MOIP”) and Concil Inteligência em Conciliação S.A (“Concil”).
•PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), Pagseguro Tecnologia, BCPS Online Services Lda. (“BCPS”), CDS Serviços Financeiros Ltda. (“CDS”), Pagseguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) and PagBank Participações Ltda (“PagBank”).
•PagBank subsidiaries are Tilix Digital Ltda. (“TILIX”), YAMÍ Software & Inovação Ltda. (“YAMÍ”) and Zygo Serviços de Tecnologia S.A. (“ZYGO”).
•PSHC subsidiaries are Pagseguro Chile, Pagseguro Colombia, Pagseguro Peru and PSGP México.
•BS Holding subsidiary are BancoSeguro S.A. (“Bancoseguro”) and Paginvest CTVM Ltda. (“Paginvest”).
•Biva Serviços subsidiary is Pagseguro Biva Correspondente Bancário Ltda. (“Biva Corban”).
These consolidated financial statements include PagSeguro Brazil, PagSeg, PSHC, BS Holding and corresponding subsidiaries.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

1.1     Additional Information
i) Covid-19
During the year ended December 31, 2021, the Company observed that, in the first three months, there was an increase in the number of people infected by COVID-19 and consequently the return of partial shutdowns and social isolation in several cities and states of the country. In the second quarter of 2021, most of the cities in Brazil accelerated the vaccination of the population, and consequently, the Company saw a graduate reopening process, with the extension of opening hours of commercial activities. In the third and fourth quarters of 2021, the Company observed the return of social events of the public, and consequently the growth of transaction payment volume (“TPV”).
During the year ended December 31, 2022, Brazil observed a decrease in the number of people infected and the total deaths caused by COVID-19, and social events and commercial activities generally returned to a level similar to that observed before the pandemic. These circumstances resulted in higher TPV and consequently higher revenues for the Company.
The Company has a significant variable cost structure mainly related to TPV, such as processing, interchange, card scheme fees and chargebacks. Marketing and sales expenses are also variable and depend on the Company’s strategy to leverage new products and services such as PagBank. The Company is also still accompanying the evolution of the Brazilian economy and reassessing, when necessary, the provisions for loss allowance for expected credit losses.
ii) MOIP incident
MOIP, which represented less than 3% of the Group’s consolidated assets as of December 31, 2021 and less than 2% and 1% of the consolidated revenue and net income for the year ended December 31, 2021, was involved in a cyberattack between September 25 and September 29, 2021 (the “Incident”). The hackers demanded that the Company make a specified payment to prevent the public disclosure or sale of the targeted hacked data that was compromised in the Incident, which included personal profile information of MOIP customers.
At the time of the Incident, MOIP had a distinct and separate IT server and operating environment from the rest of PagSeguro’s IT platform and systems, and therefore none of PagSeguro’s databases, customer information or systems were subject to the Incident, or formed part of the compromised data, beyond those independently within the MOIP IT environment. PagSeguro promptly followed the requirements of applicable Brazilian law, including the filing of a formal report to the Brazilian National Authority for Data Protection (Autoridade Nacional de Proteção de Dados) and Brazilian Central Bank on October 7, 2021.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

1.1     Additional Information (continued)
After completion of the assessment, without financial impact, PagSeguro communicated to the ANPD on January 5, 2022 through a complementary form to the one initially reported in October 2021. During the review of the Incident, PagSeguro did not identified evidence of unauthorized access to sensitive information, such as passwords or credit card details.
PagSeguro confirms that the Incident has not had a material adverse financial impact on the Company or on its customers, and PagSeguro’s IT systems (including MOIP’s IT environment) are operating normally, with heightened security measures undertaken in response to the Incident.
iii) Ukraine and Russia Conflict
Furthermore, geopolitical instability arising from conflicts, such as the ongoing war in Ukraine, and the resulting imposition of sanctions, taxes or tariffs against Russia, and Russia’s response to such sanctions (including retaliatory acts, such as cyberattacks and sanctions against other countries) could adversely affect the global economy or specific international, regional and domestic markets, including the Brazilian market. Such events could have an adverse effect on our business and financial performance through increased worldwide inflation, greater compliance costs, higher volatility in foreign currency exchange rates, destabilized supply chains and further market disruptions, including cyberattacks targeting technologies that we rely on or the markets in which we or our customers operate. At this moment, the Company does not see any significant impact on its operations as a result of the conflict.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies
2.1.    Basis of preparation of the consolidated financial statements
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value.
The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying PagSeguro Group'’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.
These consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 2022, were authorized for issuance by PagSeguro Digital'’s Board of Directors on February 28, 2023.
2.2.    Basis of consolidation
PagSeguro Group consolidates all entities over which it has control. Control is achieved when PagSeguro Group is exposed or has rights to variable returns with its involvement with the investee and can affect those returns through its power over the investee's relevant activities.
Subsidiaries are all entities over which PagSeguro Digital has control. Subsidiaries are fully consolidated from the date PagSeguro Group obtains control of the subsidiary and ceases when PagSeguro Group loses control of the subsidiary. The subsidiaries included in the consolidation are described in Note 4.
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
2.3.    Foreign currencies
i)Transactions and balances
    Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency sport rates of exchange at the reporting date. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.
    Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
ii)     Group companies
    On consolidation, the assets and liabilities of foreign operations are translated into Reais at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions.
    The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is reclassified to profit or loss.
2.4.    Cash and cash equivalents
    Cash and cash equivalents are held for the purpose of meeting short-term cash needs and not for investment or any other purposes. PagSeguro Group classifies as cash equivalents a financial investment that can be immediately converted into a known amount of cash and is subject to immaterial risk of change in value. PagSeguro Group classifies financial instruments with original maturities of three months or less as cash equivalents.
2.5.    Financial instruments - initial recognition and subsequent measurement
    i) Financial assets
    Initial recognition and measurement
    Financial assets are classified, at initial recognition and subsequently measured at amortized cost, fair value through other comprehensive income ("OCI"), and fair value through profit or loss. The classification depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.
    For a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest ("SPPI") on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
    The Group's business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling (such as the financial investment disclosed on Note 7).
    Financial assets include cash and cash equivalents, financial investments, accounts receivable, judicial deposits and other receivables.
    Subsequent measurement
    The subsequent measurement of financial assets depends on their classification, which may be (i) financial assets at amortized cost; (ii) financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments); (iii) financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); and (iv) financial assets at fair value through profit or loss.
    Financial assets at amortized cost
    Financial assets at amortized cost relating to debt instruments are subsequently measured using the effective interest method and are subject to impairment. Financial assets at amortized cost relating to equity instruments are measured at cost of acquisition. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired.
    The Group’s financial assets at amortized cost includes cash and cash equivalents, accounts receivable, judicial deposits, investments, and other receivables.
    Financial assets at fair value through profit or loss
    Financial assets at fair value through profit or loss are presented at fair value in the balance sheet, with the corresponding gains or losses recognized in the statement of income. The Group does not hold any financial asset within this category.
    Financial assets at fair value through OCI
    For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.
    The Group's debt instruments at fair value through OCI includes investments in Brazilian Treasury Bonds, as disclosed in Note 7.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
    Financial assets designated at fair value through OCI (equity instruments)
    Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. The Group does not hold any financial asset within this category.
    Derecognition
    A financial asset or, where applicable, a part of a financial asset or part of a group of similar financial assets, is derecognized when:
•The rights to receive cash flows from the asset expire; or
•PagSeguro Group transfers its rights to receive cash flows from the asset or assumes an obligation to pay the received cash flows in full to a third party under a "pass-through" arrangement; and (a) transfers virtually all the risks and benefits of the asset, or (b) neither transfers nor retains virtually all the risks and benefits of the asset, but transfers control of the asset.
    When PagSeguro Group has transferred its rights to receive cash flows from an asset and has not transferred or retained substantially all the risks and benefits of the asset, this asset is recognized to the extent of PagSeguro Group's continuing involvement in the asset. In such case, PagSeguro Group also recognizes an associated liability.
    The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that PagSeguro Group has retained.
    Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that PagSeguro Group may be required to repay.
ii)     Impairment of financial assets
    PagSeguro Group assesses at the balance sheet date, if there is objective evidence that a financial asset or a group of financial assets is impaired. The Group recognizes an allowance for expected credit losses ("ECLs") for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
    ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
    The Group applies a credit risk policy taking into consideration the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, and/or (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers. To mitigate this risk, the PagSeguro Group has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, as discussed in Note 26.
    For debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. The Group's debt instruments at fair value through OCI comprise solely investments in Brazilian Treasury Bonds, considered to be low credit risk investments.
iii)     Financial liabilities
    Initial recognition and measurement
    Financial liabilities are classified at initial recognition, as financial liabilities at fair value through profit or loss, or amortized cost. PagSeguro Group determines the classification of its financial liabilities at initial recognition.
    Financial liabilities include payables to third parties, payables to related parties, trade payables and other payables.
    Subsequent measurement
    The subsequent measurement of financial liabilities depends on their classification, which may be as follows:
    Financial liabilities at fair value through profit or loss
    Financial liabilities at fair value through profit or loss include held-for-trading financial liabilities and financial liabilities designated at fair value through profit or loss at initial recognition. Financial liabilities and the corresponding specific derivatives entered into with the objective of protecting against the fair value exposure risk are also designated at fair value hedge.
    Financial liabilities are classified as held-for-trading if acquired for sale in the short term. This category includes derivative financial instruments which do not meet the hedge accounting criteria defined by IFRS 9 - Financial Instruments.
    Gains and losses on held-for-trading liabilities are recognized in the statement of income.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
    Financial liabilities at amortized cost
    After initial recognition, interest-bearing borrowings are subsequently measured at amortized cost, using the effective interest rate method, and are recognized in the statement of income.
    Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in "Financial expenses" in the statement of income.
    Derecognition
    A financial liability is derecognized when the obligation is discharged, canceled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.
iv)     Financial instruments - offsetting
    Financial assets and liabilities are presented net in the balance sheet if, and only if, there is an existing and enforceable legal right to offset the amounts recognized and an intention to offset or to realize the asset and settle the liability simultaneously.
v)     Fair value of financial instruments
    The fair value of financial instruments actively traded in organized markets is determined based on quoted market prices at the balance sheet date, without a deduction of transaction costs.
    The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These techniques include the use of recent arm's length transactions, reference to other similar instruments, discounted cash flow analysis or other valuation methods.
vi)     Current versus non-current classification
    The PagSeguro Group presents financial assets and liabilities in the balance sheet based on current and non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in the normal operating cycle; (ii) held primarily for the purpose of trading; (iii) expected to be realized within twelve months after the reporting period; or (iv) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.
    A liability is current when: (i) it is expected to be settled in the normal operating cycle; (ii) it is held primarily for the purpose of trading; (iii) it is due to be settled within twelve months after the reporting period; or (iv) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
vii)     Derivative Financial Instruments
    Derivatives are initially recognized at fair value on the date a derivative contract is entered, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
    At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.
    If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the remaining period until maturity, using a recalculated effective interest rate.
2.6.    Accounts receivable
    Accounts receivable include mainly (i) the receivables from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform and credit operations and (ii) loans, credit card receivables and payroll loans and other credit operations. Accounts receivables are initially recorded at the fair value net of the expected credit losses. If the term is equivalent to one year or less, accounts receivable is classified as current assets, if not, as non-current assets.
    For debit and credit cards receivables from the clients, since they are comprised of transactions approved by large financial institutions that have a low overall risk level based on ratings received from major credit rating agencies, the Company assess it’s expected credit risk as low. This assessment is constantly updated considering other external factors, such as credit ratings assigned by FITCH, S&P and Moody's.
    PagSeguro Group incurs financial expenses when an election to receive early payment of accounts receivable from financial institutions is made. This financial expense is recognized at the time the financial institution agrees to liquidate the accounts receivable due in installments on a prepaid basis, and it is recorded as Financial expenses in the statement of income.
    For loans, credit card receivables and payroll loans and other credit operations, the methodology for determining the allowance for impairment loss is periodically reviewed, and calculated based on the multiplication of the following factors:
•Exposure at Default (EAD): amount exposed to credit risk at default;
•Probability of Default (PD): probability of the counterparty not meeting its contractual payment obligations; and
•Loss Given Default (LGD): percentage of the exposure that is not expected to be recovered in the event of default.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
    PagSeguro uses a credit risk rating model that assesses the risk of insolvency and default of counterparties, the methodologies and rules of which are defined in internal rules and policies. The main purpose of this credit risk rating model is to rate the likelihood of a customer to default, called Probability of Default (PD), by using objective factors that combine the economic and financial information on the customer and its economic group with the accessory guarantees offered for the operations: significant financial difficulty of the issuer or debtor; high probability of bankruptcy or composition with creditors or financial reorganization; breach of contract, such as a default or arrears in interest or principal payments; debt renegotiation; and the disappearance of an active market.
    The PD is set for each business segment established by PagSeguro, which segregation is mainly based on customer size, so that customers with similar behavior and PD are grouped.
    The weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating which allows the grouping of customers with similar credit risks and classification into one of the following stages:
•Stage 1: comprises the credit portfolio that has not shown significant increase in credit risk since initial recognition, or that showed a low credit risk at the reporting date of the financial statement. It requires the recognition of an allowance related to the expected credit losses resulting from default events that are possible within 12 months after the reporting date (12-month expected credit losses).
•Stage 2: comprises the credit portfolio that has shown significant increase in credit risk since initial recognition, but did not show objective evidence of impairment. It requires the recognition of an allowance in the amount of the expected credit losses considering default events that are possible over the expected lifetime of the transaction.
•Stage 3: comprises the credit portfolio that shows objective evidence of impairment. It requires the recognition of an allowance in the amount of the expected credit losses considering default events that are possible over the expected lifetime of the transaction.
    In addition to the above-described internal policies and rules, used for calculating the necessary allowance requirements, the recognition of the allowance for impairment also takes into consideration prospective information and scenarios established by PagSeguro, which consist of the following: change in macroeconomic scenarios which impact the calculation model, such as, unemployment rate, Gross Domestic Product (GDP), score to credit cards, inflation rate, debt rate and score to loans. Macroeconomic scenarios also involve inherent risks, market uncertainties and other factors that may give rise to results different from those expected.
    Finally, in addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD), PagSeguro takes into consideration any other factor that may not be covered by such methodology, applying that factor at the individual transaction level. In this assessment, management has considered forward looking information and assumptions as the historical loss experience, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.
    An asset or group of financial assets is impaired and impairment loss is incurred if: (i) there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event"); (ii) such loss event (or events) effectively impact the estimated future cash flows of the operation; and (iii) the loss can be reliably estimated.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
    If, in a subsequent period, the amount of the loss decreases and is objectively related to an event occurring after the loss recognition (such as an upgrade in the debtor’s credit rating), the previously recognized loss is reversed by adjusting the allowance.
2.7.    Inventories
    Inventories consist of POS devices. Inventories are stated at historical cost. The Company used the average cost method to account for inventories' cost and corresponding provision for losses is recognized when sale value is lower than its purchase cost.
2.8.    Property and equipment
    Property and equipment is stated at historical cost, net of accumulated depreciation and accumulated impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items and may also include finance costs related to the acquisition of qualifying assets.
    Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to PagSeguro Group and that such benefits can be reliably measured.
    The carrying amount of replaced items or parts is derecognized. All other repairs and maintenance expenses are charged to the statement of income during the year in which they are incurred.
    The assets' residual values and useful lives are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate. Depreciation is calculated using the straight-line method, based on the estimated useful lives, as shown below:

Data processing equipment (includes the POS devices)	2.5 to 5 years
Building leasings	5 to 10 years
Machinery and equipment	5 to 10 years
Other assets	5 to 10 years
    During 2022, the Company reviewed the estimated useful lives of these assets and no significant change was identified.
    An item of property and equipment is derecognized upon disposal or when future economic benefits are expected from its use or disposal. Any gain or loss on disposal (calculated as the difference between the net disposal proceeds with the carrying amount of the asset) is recognized within "Other (expenses) income, net" in the statement of income when an asset is derecognized.
    An asset's carrying amount is immediately written down to its recoverable amount when the asset's carrying amount is greater than its estimated recoverable amount. See note 2.10.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
2.9.    Intangible assets
    Software licenses are recorded at historical cost. Software licenses are amortized on the straight-line basis over the estimated useful life of the software which is approximately five years.
    Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by PagSeguro Group are recognized as intangible assets.
    Directly attributable costs relating to internal development of software are capitalized as part of the software product, which mainly includes costs incurred with employees and third-party contracted services.
    Other development expenditures that do not meet the capitalization criteria are expensed as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period and are included in the income statement.
    Capitalized computer software development costs are amortized over their estimated useful lives which are reviewed at the end of each reporting period, and adjusted on a prospective basis, if appropriate.
2.10.    Impairment of non-financial assets
    The PagSeguro Group assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the PagSeguro Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.
    In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.
    The Group bases its impairment calculation on most recent budgets and forecast calculations. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.
    For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset's or CGU's recoverable amount. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Goodwill is impaired when the recoverable amount of the CGU is less than it is carrying amount, an impairment loss is recognized.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
2.11.    Payables to third parties
    Payables to third parties refer to funds payable and amounts due to merchants that use PagSeguro Brazil platform. PagSeguro Group recognizes a liability for the transaction amount, net of the transaction cost that will be made available to the merchant on its PagSeguro account.
    The payables to third parties from installment transactions are estimated based on the fair value, in accordance with the terms of these transactions.
2.12.    Deposits
    The PagSeguro Group has sell-buy back transactions (sales of financial assets with future repurchase agreement). Such repurchase agreements are recorded in term deposits accounts when refers to certificate deposits operations and interbank deposits accounts for financial letter issuance purposes. The difference between sale price and repurchase price is treated as interest and it is recognized during the term of the agreement by effective interest rate method.
2.13.    Borrowings
    Borrowings are initially recognized at fair value less any directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest method, except for the embedded derivative, which is measured at fair value through profit or loss.
    Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized as well as through the effective interest method amortization process. Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the consolidated income statements.
2.14.    Provisions
    Provisions are recognized when PagSeguro Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. When PagSeguro Group expects the value of a provision to be reimbursed, in whole or in part (for example, due to an insurance contract) the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. Expenses associated with any provisions are presented in the statement of income, net of any reimbursements. PagSeguro Group is a party to legal and administrative proceedings.
    Provisions are established for all contingencies related to lawsuits for which it is probable that an outflow of funds will be necessary to settle the contingency/obligation and a reasonable estimate can be made. The assessment of the likelihood of loss includes the evaluation of available evidence, the hierarchy of laws, available case law, recent court decisions and their importance in the legal system, as well as the opinion of outside legal counsel. The provisions are reviewed and adjusted to reflect changes in circumstances.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
2.15.    Revenue and income
    Revenue from contract with customers is recognized as control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services in the ordinary course of PagSeguro Group's activities. Revenue is presented net of sales and excise taxes and returns.
    PagSeguro Group's revenue from contract with customers substantially comprises:
•Revenue from transaction activities and other services: Revenue from fees charged for intermediation of electronic payments, and other services such as prepaid cards, which are recognized at the time the purchase is approved by the financial institution. Revenues from fees charged for intermediation of electronic payments are recognized on a gross basis and related transaction costs are recognized as Cost of sales and services, since PagSeguro Group is the principal in the intermediation transaction. PagSeguro Group has primary responsibility for providing the services to customers and directly sets the prices for such services, independently from the related transaction costs agreed between PagSeguro Group and the card schemes or card issuers.
•Revenue from membership fee: The Company charges a non-refundable membership fee at the inception of the contract with customers that provides access to the PagSeguro Group ecosystem. Revenue related to the non-refundable membership fee has been deferred according to the PagSeguro clients' internal metrics and recognized in deferred revenues over time.
•Income is mostly comprised of financial income recognized because of the discount rate charged on the early payments of payables to third parties (merchants). The income is recognized at the time the merchant agrees to receive a sale in installments on an early payment basis, and it is recorded as financial income in the statement of income.
2.16.    Current and deferred income tax and social contribution
    Current income tax and social contribution
    Tax assets and liabilities for the current year are calculated based on the expected recoverable amount or the amount payable to the tax authorities. The tax rates and tax laws used to calculate the amount are those enacted or substantively enacted at the balance sheet date in the countries where PagSeguro Group operates and generates taxable income.
    Current income tax and social contribution related to items recognized directly in equity are recognized in equity. PagSeguro Group periodically evaluates the tax positions involving interpretation of tax regulations and establishes provisions when appropriate.
    Deferred taxes
    Deferred taxes arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts at the balance sheet date.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
    Deferred tax liabilities are recognized for all temporary taxable differences, except in the following situations:
•When the deferred tax liability arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit; and
•On temporary tax differences related to investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
    Deferred tax assets are recognized on all deductible temporary differences and tax loss carryforwards, to the extent that it is probable that taxable profit will be available against which they can be offset, except:
•When the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss; and
•On the deductible temporary differences associated with investments in subsidiaries. Deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and that taxable profit will be available against which the temporary differences can be utilized.
    The carrying amount of deferred tax assets is reviewed at each reporting date and a deferred tax asset is recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will be available to allow their utilization.
    Based on the local law of the Cayman Islands (specifically, the Companies Law of 1960), there is no taxation on the income earned by companies organized in this jurisdiction. Therefore, PagSeguro Digital has no income tax impacts in the Cayman Islands.
    For the subsidiaries of PagSeguro Digital, deferred tax assets and liabilities are measured using the prevailing tax rates in the year in which the assets will be realized, and the liabilities will be settled. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes, except for BancoSeguro, which currently defined tax rates of 25% for income tax and 21% for social contribution, according to the Law 14.446.
    Deferred tax assets and liabilities are presented on a net basis when there is legally or contractually enforceable right to offset the tax asset against the tax liability, and the deferred taxes are related to the same taxable entity and subject to the same tax authority.
2.17.    Employee benefits - Profit sharing
    PagSeguro Group recognizes a liability and an expense for profit sharing subject to achievement of operational targets and performance established and approved at the beginning of each fiscal year. PagSeguro Group recognizes a provision when contractually obliged or when there is a past practice that has created a constructive obligation.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
2.18.    Business combination and goodwill
    PagSeguro Group accounts for business combinations using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, based on its fair value on the acquisition date. Costs directly attributable to the acquisition are expensed as incurred. The assets acquired, and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances, and relevant conditions on the acquisition date. PagSeguro Group recognizes any non-controlling interest in the acquired business either at fair value or at the non-controlling interest's proportionate share of the fair value of the acquired businesses' identifiable net assets. Non-controlling interests are determined upon each acquisition. Acquisition-related costs are accounted for in the statement of income as incurred.
    Goodwill is measured as the excess of the consideration transferred over the fair value of net assets acquired. If the consideration transferred is smaller than the fair value of net assets acquired, the difference is recognized as a gain on bargain purchase in the statement of income. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.
    Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9.
2.19.    Treasury shares
    Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue, or cancellation of the PagSeguro Group's own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
2.20.    Share-based payments (LTIP and LTIP Goals)
    LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, and ratified on August 7, 2019, February 21, 2020 and January 19, 2021. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of the Company’s Chairman of the board of directors and two officers of UOL. Beneficiaries under the LTIP-Goals are granted awards, which may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in the Company’s corporate results-sharing plan for any given year. If any portion of an award was payable in Class A common shares, the relevant value in Brazilian reais was converted into Class A common shares on the last business day of January for awards related to 2019 and 2020. For awards related to 2021 and beyond, the LTIP-Goals Committee will set a determination date that falls no later than on the last business day of March following the year for which such amount was awarded. Under the LTIP-Goals plan, the relevant payment shall be made and/or Class A common shares delivered within 10 business days of that determination date.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
    Before the LTIP-Goals was created, members of management participated in the LTIP, which was established by UOL for its group companies on July 29, 2015 and was adopted by PagSeguro Digital Ltd. Beneficiaries under the LTIP were selected by UOL’s LTIP Committee, which consists of the Company’s chairman and two officers of UOL. Since the establishment of LTIP-Goals on December 18, 2018, no new rights have been, nor will be, granted under the LTIP. Beneficiaries under the LTIP were granted rights in the form of notional cash amounts without cash consideration. In this plan, employees (including senior executives) of the UOL group companies receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).
    The cost of equity-settled transactions is determined by the fair value at the date when the grant is made. These rights vest in five equal annual installments starting one year after the beneficiary’s grant date.
    That cost is recognized in personnel expenses, together with a corresponding increase in equity over the period in which the service is fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The expense in the statement of profit or loss represents the movement in cumulative expense recognized as at the beginning and end of the year. No expense is recognized for awards that do not ultimately vest because service conditions have not been met.
2.21.    New accounting standards adopted in 2022
    The accounting policies adopted in the preparation of the Consolidated financial statements for the year ended December 31, 2022 are consistent with those adopted for the year ended December 31, 2021, except for the changes required by the pronouncements, interpretations and standards which became effective on January 1, 2022, as described below.
–The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities. The Group analyzed their transactions and concluded that it is not exposed to this amendment.
–Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and to add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognised at the acquisition date. The Group did not participate of any business combination in 2022.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
–The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract. The Group analyzed their transactions and concluded that is not exposed to this amendment.
    The following improvements were finalized in May 2020 and become effective on January 2022, but did not impact the Group:
–IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.
–IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.
–IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.
–IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.
2.22.    New accounting standards not yet effective
    The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
–IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are remeasured in each reporting period. Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment and a contractual service margin (CSM) representing the unearned profit of the contract which is recognised as revenue over the coverage period.
    The standard allows a choice between recognising changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. The choice is likely to reflect how insurers account for their financial assets under IFRS 9. An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.
    There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)
    Targeted amendments made in July 2020 aimed to ease the implementation of the standard by reducing implementation costs and making it easier for entities to explain the results from applying IFRS 17 to investors and others. The amendments also deferred the application date of IFRS 17 to 1 January 2023. The group does not expect the new IFRS to materially impact its results of operations.
–Amendment to IAS 1 "Presentation of Financial Statements": issued in May 2020, with the objective of clarifying that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity’s expectations or events after the reporting date (eg, receipt of a waiver or breach of covenant). The amendments also clarify what "settlement" of a liability refers to under IAS 1. The amendments to IAS 1 are effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
–Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies: in February 2021 the IASB issued a new amendment to IAS 1 on disclosure of "material" accounting policies rather than "significant" accounting policies. The amendments define what "material accounting policy information" is and explains how to identify it. It also clarifies that immaterial accounting policy information does not need to be disclosed, but if so, it should not obscure the relevant accounting information. To support this change, the IASB also amended the "IFRS Practice Statement 2 Making Materiality Judgments" to provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
–Amendment to IAS 8 - Accounting Policies, Change in Estimate and Error Rectification: the amendment issued in February 2021 clarifies how entities must distinguish changes in accounting policies from changes in accounting estimates, as changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events, as well as to the current period. This amendment is effective as of January 1, 2023. The group does not expect the new amendment to materially impact its results of operations.
–Amendment to IAS 12 - Income Taxes: the amendment issued in May 2021 requires entities to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. This amendment is effective as of January 1, 2023.
    The group does not expect the new improvements to materially impact its results of operations.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

3. Accounting estimates and judgments
Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Based on assumptions, PagSeguro Group makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimates and assumptions are addressed below:
3.1. Provision for contingencies
PagSeguro Group recognizes provisions for civil, tax and labor lawsuits. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and most recent court decisions. Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable limitation period, findings of tax inspections and additional exposures identified based on new issues or court decisions.
3.2. Measurement of loss allowance for expected credit losses
For accounts receivable from cards issuers, PagSeguro Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment. For loans and credit cards receivable with the clients, the provision rates are based on EAD, PD and LGD as detailed in note 2.6 accounts receivable.
3.3. Impairment of goodwill
Management's judgment must be exercised especially in forecasting CGU's cash flows, computation of the weighted average cost of capital ("WACC"), estimation of inflation and long-term growth rate based on estimated gross domestic product used when calculating the value in use of the CGU, as described in Note 13.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

4. Consolidation of subsidiaries

As of December 31, 2022
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership - %	Level

PagSeguro Brazil	28,149,503	18,821,951	9,327,552	1,065,582	99.99	Direct
BS Holding	771,011	5,198	765,813	27,156	99.99	Direct
Pagseg Participações	781,745	871	780,874	76,549	99.99	Direct
PagSeguro Holding	3,269	1,365	1,904	(1,681)	99.99	Direct
Pagbank Participações	165,263	9,775	155,490	(15,178)	99.99	Indirect
Paginvest	2,016	4	2,012	12	99.99	Indirect
Net+Phone	467,890	125,476	342,414	70,491	99.99	Indirect
Pagseguro Tecnologia	363,377	134,468	228,909	15,880	99.99	Indirect
BCPS	1,916	(41)	1,957	486	99.99	Indirect
Biva Sec	1,840,046	1,825,459	14,586	7,491	99.99	Indirect
Biva Serviços	68,164	26,240	41,924	4,676	99.99	Indirect
Biva Corban	1,248	(16,181)	17,428	1,674	99.99	Indirect
FIDC	5,122,004	792,391	4,329,613	2,211,249	100.00	Indirect
TILIX	46,888	34,357	12,531	132	99.99	Indirect
BancoSeguro	22,238,338	21,509,017	729,321	16,676	100.00	Indirect
Yamí	34,795	33,331	1,465	(1,261)	99.99	Indirect
Registra Seguro	5,000	23	4,977	(23)	99.99	Indirect
CDS	10,192	479	9,713	239	99.99	Indirect
Zygo	70,940	10,448	60,492	(11,242)	99.99	Indirect
Moip	686,496	555,713	130,783	(60,439)	100.00	Indirect
Concil	11,315	2,823	8,492	(6,317)	100.00	Indirect
Pagseguro Chile	1,092	684	408	(626)	100.00	Indirect
Pagseguro Colombia	968	751	217	(764)	100.00	Indirect
PSGP México	1,118	973	145	(867)	100.00	Indirect
Pagseguro Peru	906	772	134	789	100.00	Indirect

As of December 31, 2021
Company	Assets	Liabilities	Equity	Net income (loss) for the year	Ownership - %	Level

PagSeguro Brazil	23,863,783	15,250,100	8,613,683	1,136,230	99.99	Direct
BS Holding	545,693	7,019	538,674	84,032	99.99	Direct
Pagseg Participações	648,175	5,870	642,305	(51,550)	99.99	Direct
PagSeguro Holding	36	—	36	—	99.99	Direct
Pagbank Participações	180,053	9,385	170,668	(3,621)	99.99	Indirect
Net+Phone	375,347	103,424	271,923	(35,806)	99.99	Indirect
Pagseguro Tecnologia	456,934	243,905	213,029	14,271	99.99	Indirect
BCPS	2,022	(52)	2,074	258	99.99	Indirect
Biva Sec	1,446,640	1,439,545	7,095	6,728	99.99	Indirect
Biva Serviços	42,901	5,653	37,248	5,965	99.99	Indirect
Biva Corban	21,200	5,446	15,754	12,912	99.99	Indirect
FIDC	4,770,455	816,980	3,953,475	2,294,655	100.00	Indirect
TILIX	13,972	1,573	12,399	5,017	99.99	Indirect
BancoSeguro	10,320,430	9,807,767	512,663	73,489	100.00	Indirect
Yamí	2,087	861	1,226	267	99.99	Indirect
Registra Seguro	5,000	9	4,991	(9)	99.99	Indirect
CDS	10,057	5,583	4,474	(3,157)	99.99	Indirect
Zygo	2,013	4,278	(2,265)	(9,597)	99.99	Indirect
Moip	787,659	596,429	191,230	10,070	100.00	Indirect
Concil	2,390	3,080	(690)	(2,832)	100.00	Indirect
Pagseguro Chile (i)	7	—	7	—	100.00	Indirect
Pagseguro Colombia (i)	28	—	28	—	100.00	Indirect
PSGP México (i)	1	—	1	—	100.00	Indirect
Pagseguro Peru (i)	13	—	13	—	100.00	Indirect
(i)Entities with very limited or no operation.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

4. Consolidation of subsidiaries (continued)
Subsidiaries are engaged in providing financial technology solutions and services and the corresponding related activities. PagSeguro Brazil has investments in the following companies:
◦Biva Sec: The company’s main objective is to acquire and securitize credit solutions of PagSeguro Group, such as, loans and credit card operation.
◦FIDC: FIDC is a Brazilian investment fund that was formed on October 4, 2017 to finance the growth of PagSeguro Brazil’s early payment of receivables feature by acquiring payables to third parties held by PagSeguro Brazil, as assignor. PagSeguro Brazil consolidates the financial statements of FIDC, since the risks of default and the responsibility for the payment of expenses and administration fees related to the FIDC are linked to subordinated quotas held by the PagSeguro Brazil.
    On March 29, 2018, third party investors contributed capital in the amount of R$ 20 million in FIDC, acquiring only senior and mezzanine quotas of the FIDC. On November 3, 2020 and November 1, 2021, the third party investors redeemed all of their capital related to the senior quotas and mezzanine quotas. On December 27, 2021 PagSeguro Brazil transferred 15% of their subordinated quotas to PagSeguro Digital. In October 2022, 100,000 new senior shares of the FIDC were issued with a nominal value of R$1,000 each, totaling R$100 million with third party investors and registered as other liabilities in PagSeguro Group. As of December 31, 2022, 100% of subordinated quotas are owned by the PagSeguro Group.
◦RegistraSeguro: On October 2, 2019, PagSeguro Brazil constitutedRegistraSeguro by investing R$5,000 in share capital. The company provides financial services and software developments related to financial market.
◦MOIP: On October 31, 2020, PagSeguro Brazil acquired 100% of the share capital of MOIP. The company provides an online payment platform and end-to-end payment processing for e-commerce and marketplaces.
◦Concil: On August 12, 2021, PagSeguro Brazil acquired 100% of the share capital of Concil. The company’s corporate purpose is to provide professional data processing services, application service providers, internet hosting services, technical support, maintenance and other services in information technology, licensing, and assignment of the right to use computing (Note 10).
◦PagSeg: On July 15, 2020, PagSeguro Group constituted the company, a holding company incorporated under PagSeguro Digital, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings. PagSeg subsidiaries are:
◦Net+Phone: The company was mainly engaged in acquisition and selling POS devices and similar items and has focus on exploring and providing services of telecommunications in general, as well as the practice of any activities necessary or useful for the execution of these services.
◦BCPS: BCPS’s main activity is to serve as Boa Compra’s hub in Portugal and to handle part of its account management.
◦PagSeguro Tecnologia: Allows its clients to operate in cross-border transactions where the merchant and consumer are located in different countries across Latin America, Spain, Portugal and Turkey.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

4. Consolidation of subsidiaries (continued)
◦CDS: On August 31, 2020, PagSeguro Brazil acquired 100% of the issued shares of CDS. Management expects that this acquisition will allow PagSeguro to expand product and services offering.
◦R2TECH Informatica Ltda. (“R2TECH”): R2TECH's main activity was in the information technology industry, focused on the processing of back-office solutions, including sales reconciliation, gateway solutions and services and the capture of credit cards with acquirers and sub acquirers. On December 1, 2021, Boa Compra incorporated R2TECH.
◦Biva Serviços: whose main objective is the intermediation among investors, financial institutions and credit borrowers via an electronic platform.
◦Biva Corban: whose main objective is to structure peer-to-peer financing for small and medium enterprises following the crowdfunding model.
◦BIVACO Holdings Ltda ("BIVACO”): BIVACO previous main objective was the intermediation among investors, financial institutions and credit borrowers via an electronic platform. On December 1, 2021, Biva Serviços reversely incorporated BIVACO.
◦PagBank: On October 22, 2020, PagSeguro Group constituted the company, a holding company incorporated under PagSeg, whose main objective is to acquire participations in other companies, commercial or civil, as partner, shareholder or quota holder, as well as the management of these holdings. Pagbank subsidiaries are:
◦TILIX: On December 5, 2018, PagSeguro Brazil acquired 100% of the share capital and obtained the control of TILIX. The company provides software development for managing payment solutions for B2C and B2B.
◦YAMÍ: On August 9, 2019, PagSeguro Brazil acquired 100% of the share capital and obtained the control of YAMÍ. The company provides a back-office platform for e-commerce and marketplace.
◦Zygo: On July 23, 2020, PagSeguro Brazil acquired 100% of the issued shares of Zygo. Management expects that this acquisition will allow PagSeguro to expand product and services offering (note 11). ZYGO is a multisided customer engagement and loyalty platform that enables micro, small and medium sized merchants to acquire, engage and grow their customer base by offering customized marketing and loyalty programs and providing consumer insights and analytics.
◦BS Holding: is a holding company whose main objective is to acquire participations in other companies, mainly related to banking and financial services, as partner, shareholder or quota holder, as well as the management of these holdings. BS Holding subsidiaries are:
◦BancoSeguro holds a license to provide financial services and its main products are the deposits of PagSeguro Group customers and the service offering of banking solutions for other companies in the Group.
◦PagInvest: On May 13, 2022, BS Holding was constituted by the Company by investing R$2,000 in share capital. The company provides financial services related to the financial market.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

4. Consolidation of subsidiaries (continued)
◦PSHC: On March 18, 2021, PagSeguro Group constituted this holding company incorporated under PagSeguro Digital and additionally, in third quarter of 2021, PagSeguro Group established four new subsidiaries under PSHC.
◦Pagseguro Chile, Pagseguro Colombia, Pagseguro Peru and PSGP Mexico. Their main objective is to develop all kinds of operations directly or indirectly related to the creation, implementations, and maintenance of technological platforms for payments and especially about e-commerce or the internet in their countries. They may act, directly or indirectly as a facilitator and/or agent within payment systems and digital and electronic payment ecosystems.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

5. Segment reporting
Operating segments are determined based on the information reported and reviewed by the chief operating decision maker (“CODM”). The Board of Directors has been identified as the CODM, and is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.
Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.
Main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 1%, 2.5% and 2.8% for the years 2022, 2021 and 2020.

6. Cash and cash equivalents

	December 31, 2022	December 31, 2021

Short-term bank deposits	761,044	569,816
Short-term investment	1,068,053	1,224,546
	1,829,097	1,794,362
Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value.
Short-term bank deposits is mainly represented by amounts to cover instant payments (PIX), cash on ATMs and clients payments.
Short-term investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the Basic Interest Rate (SELIC, 13.75% per year on December 31, 2022 and 9.25% per year on December 31, 2021).

7. Financial investments
Consists of investments in LFTs, in the amount of R$1,103,299 as of December 31, 2022 (R$782,647 as of December 31, 2021) with an average return of 100% of the Basic Interest Rate (SELIC, 13.75% per year as of December 31, 2022 and 9.25% per year as of December 31, 2021), invested to comply with certain requirements for authorized payment institutions as set forth by the Brazilian Central Bank regulation. This financial asset was classified at fair value through other comprehensive income. Unrealized accumulated gain on LFTs for the year ended December 31, 2022 totaled R$141 (loss of R$107 for the year ended December 31, 2022).

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

8. Accounts receivable

	December 31, 2022						December 31, 2021
	Visa	Master	Hipercard	Elo	Amex	Total	Visa	Master	Hipercard	Elo	Amex	Total

Legal obligors
Itaú	1,920,151	5,268,454	649,586	—	—	7,838,191	1,333,263	2,045,133	757,306	—	—	4,135,702
Bradesco	2,924,890	242,708	—	1,228,553	440,535	4,836,686	1,630,756	160,690	—	842,352	296,696	2,930,494
Nubank	—	4,050,376	—	—	—	4,050,376	—	2,045,699	—	—	—	2,045,699
Santander	829,714	2,564,868	—	—	11,021	3,405,603	818,937	1,464,314	—	—	3,253	2,286,504
Banco do Brasil	2,008,045	359,572	—	553,321	—	2,920,938	1,384,872	77,639	—	467,305	—	1,929,816
Banco Carrefour	142,392	973,915	—	—	—	1,116,307	121,398	744,030	—	—	—	865,428
CEF	369,282	180,490	—	453,043	—	1,002,815	206,969	136,125	—	257,929	—	601,023
Porto Seguro	708,008	216,926	—	—	—	924,934	550,352	141,924	—	—	—	692,276
Banco C6	—	825,958	—	—	—	825,958	—	481,017	—	—	—	481,017
Sicredi	404,825	372,297	—	—	—	777,122	233,081	202,562	—	—	—	435,643
Banco Cooperativo Sicoob	—	644,039	—	—	—	644,039	—	466,030	—	—	—	466,030
Banco Bradescard	470,100	113,100	—	15,613	—	598,813	362,978	91,016	—	9,368	—	463,362
Banco Inter	—	550,070	—	—	—	550,070	—	407,601	—	—	—	407,601
Banco XP	406,986	—	—	—	—	406,986	197,903	—	—	—	—	197,903
Midway	268,221	124,417	—	—	—	392,638	199,605	94,396	—	—	—	293,997
Banco Votorantim	—	358,072	—	—	—	358,072	—	316,917	—	—	—	316,917
Realize	166,754	185,371	—	—	—	352,125	85,992	161,638	—	—	—	247,630
Will Financeira	—	349,453	—	—	—	349,453	—	55,972	—	—	—	55,972
Banco Pan	68,683	246,112	—	10	—	314,805	52,514	271,717	—	—	—	324,231
Banco Original	—	246,976	—	—	—	246,976	—	168,343	—	—	—	168,343
Digio	180,936	1	—	14,454	—	195,391	173,093	444	—	—	—	173,537
Pernambucanas	—	1,017	—	186,556	—	187,573	—	101	—	112,543	—	112,644
Credz	176,030	—	—	—	—	176,030	—	149,753	—	—	—	149,753
Banrisul	36,400	133,065	—	—	—	169,465	21,372	69,219	—	—	—	90,591
Cred-system	—	153,681	—	—	—	153,681	110,868	—	—	—	—	110,868
Mercado Pago	143,073	—	—	—	—	143,073	122,591	—	—	—	—	122,591
Bancoob	112,743	208	—	—	—	112,951	56,767	67,383	—	—	—	124,150
Outros (iv)	988,354	795,339	—	170,155	2,131	1,955,979	852,964	697,601	—	102,835	770	1,654,170
Total card issuers (i)	12,325,587	18,956,485	649,586	2,621,705	453,687	35,007,050	8,516,271	10,517,264	757,306	1,792,332	300,719	21,883,892
Current card issuers						34,884,835						21,883,892
Non – Current card issuers						122,215						-

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

	December 31, 2022						December 31, 2021
	Visa	Master	Hipercard	Elo	Amex	Total	Visa	Master	Hipercard	Elo	Amex	Total

Cielo – Elo	—	—	—	—	—	29	—	—	—	—	—	42,662
Getnet	—	—	—	—	—	52,597	—	—	—	—	—	97,248
Other	—	—	—	—	—	10,934	—	—	—	—	—	11,716
Total acquirers (ii)	—	—	—	—	—	63,560	—	—	—	—	—	151,626

Loans	—	—	—	—	—	743,379	—	—	—	—	—	1,069,671
Loans ECL (iii)	—	—	—	—	—	(521,929)	—	—	—	—	—	(256,927)
Credit card receivables	—	—	—	—	—	1,112,510	—	—	—	—	—	726,095
Credit card receivables ECL (iii)	—	—	—	—	—	(451,285)	—	—	—	—	—	(174,046)
Payroll loans and other	—	—	—	—	—	864,825	—	—	—	—	—	110,050
Payroll loans and other ECL (iii)	—	—	—	—	—	(12,400)	—	—	—	—	—	(6,166)
Total credit receivables	—	—	—	—	—	1,735,100	—	—	—	—	—	1,468,677
Current						1,111,769						1,239,796
Non – Current						623,331						228,880

Other accounts receivable	—	—	—	—	—	188,425	—	—	—	—	—	153,207
Total accounts receivable	12,325,585	18,956,484	649,586	2,621,707	453,686	36,994,135	8,516,271	10,517,264	757,306	1,792,332	300,719	23,657,403
Current						36,248,589						23,428,522
Non – Current						745,546						228,880
(i)     Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable are with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment.
(ii)    Acquirers: refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.
(iii)    The ECL (“expected credit losses”), are measured according to the IFRS 9 as described in note 2.6
(iv)    Refers to other dispersed receivables from legal obligors.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
8. Accounts receivable (continued)
The maturity analysis of accounts receivables is as follows:

	December 31, 2022	December 31, 2021

Past Due	1,073,275	503,464
Due within 30 days	13,784,017	3,921,208
Due within 31 to 120 days	13,743,397	12,033,372
Due within 121 to 180 days	4,422,424	3,457,830
Due within 181 to 360 days	4,210,024	3,808,539
Due after 360 days	746,612	370,128
Expected credit losses	(985,614)	(437,139)
	36,994,135	23,657,403
The maturity analysis of credit receivables as of December 31, 2022 is as follows:

	December 31, 2022
	Loans	Credit card receivables	Payroll loans and other	TOTAL

Past Due	468,236	603,352	1,687	1,073,275
Due within 30 days	35,435	232,013	24,332	291,780
Due within 31 to 120 days	102,413	146,409	72,599	321,421
Due within 121 to 180 days	49,642	86,055	40,621	176,318
Due within 181 to 360 days	70,218	43,615	119,691	233,524
Due after 360 days	17,435	1,066	605,895	624,396
	743,379	1,112,510	864,825	2,720,714

Expected credit losses	(521,929)	(451,285)	(12,400)	(985,614)

Receivables net of ELC	221,450	661,225	852,425	1,735,100

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
8. Accounts receivable (continued)
For the credit receivables, the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating allowing the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	December 31, 2022
	Credit Amount	Exposure off balance credit limits not used	Expected Credit Losses

Loans
stage 1	173,407	—	67,717
stage 2	24,223	—	12,982
stage 3	545,749	—	441,230

Credit card receivables
stage 1	439,544	663,059	34,529
stage 2	205,356	214,282	34,756
stage 3	467,611	9,033	382,000

Payroll loans and other (i)
stage 1	844,075	—	6,656
stage 2	6,643	—	201
stage 3	14,106	—	5,544
TOTAL	2,720,714	886,374	985,614
(i)This line of credit are mainly related to payroll loans offered to retirees, public sector employees and FGTS early prepayment, therefore are secured operation and less prone to expected credit losses.
The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected credit losses	Working capital loans	Credit card receivables	Payroll loans and other	Total

December 31, 2021	256,927	174,046	6,166	437,139
Additions (Reversals), net	265,002	277,239	11,351	553,592
Write-Off	—	—	(5,117)	(5,117)
December 31, 2022	521,929	451,285	12,400	985,614

9. Tax receivable

	December 31, 2022	December 31, 2021

Income tax and Social contribution (i)	358,232	294,955
Social integration program (ii)	35,488	167,701
Other	17,081	6,834
	410,801	469,490
(i)The increase is mainly related to withholding taxes from FIDC quotas redeemed during 2022 amounted to R$1,835,111, representing withholding taxes of R$230,202
(ii)Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

10. Related-party balances and transactions
i)Balances and transactions with related parties

	December 31, 2022	December 31, 2021
	Payables	Payables

Immediate parent
UOL – sales of services (a)	16,170	16,216
UOL – shared service costs (b)	11,790	19,093
UOL – Deposits (c)	312,295	248,271
Affiliated companies
UOL Edtech Tecnologia Educacional S.A- Deposits (c)	122,197	229,250
Web Jump Desing em Informática Ltda – Deposits (c)	12,372	—
Ingresso.com Ltda – Deposits (c)	21,833	—
Invillia Desenvolvimento de produtos Digitais Ltda – Deposits (c)	60,096	—
Invillia Holding Ltda – Deposits (c)	1,849	—
Digital Services UOL S.A – sales of services (d)	244	7,612
Compass UOL S.A.- sales of services (d)	12,624	12,853
Invillia Desenvolvimento de produtos Digitais Ltda- sales of services (d)	12,897	—
Others	9,539	10,326
	593,906	543,621

(a)Sales of services refer mainly to the purchase of advertising services from UOL.
(b)Shared services costs mainly related to payroll costs that are incurred by the parent company UOL and are charged to PagSeguro Group.
(c)Certificate of deposits (CD) acquired by UOL, UOL Edtech Tecnologia Educacional S.A., Web Jump Design em Informática Ltda., Ingresso.com Ltda., Invillia Desenvolvimento de Produtos Digitais Ltda. and others from BancoSeguro with interest rate between 107% to 110% per year of CDI. The maturity analysis is as follows:

	December 31, 2022	December 31, 2021

Due within 31 to 120 days	49,094	—
Due within 121 to 180 days	28,604	193,592
Due within 181 to 365 days	455,488	283,929
	533,186	477,521

(d)This payable refers mainly to colocation and cloud services.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
10. Related-party balances and transactions (continued)
ii)Revenue and expense from transactions with related parties

	For the year ended December 31,
	2022		2021		2020
	Revenue	Expense	Revenue	Expense	Revenue	Expense

Immediate parent
UOL - shared service costs (a)	—	121,809	—	141,915	—	134,277
UOL - sales of services (b)	3,115	83,462	3,221	92,664	2,878	80,820
UOL - deposits (c)	—	20,251	—	3,797	—	2,970
Affiliated companies
Digital Services UOL S.A. - sales of services (d)	—	2,339	—	2,887	—	49,665
Compasso UOL S.A.(d)	—	136,726	—	102,912	—	—
UOL Edtech Tecnologia (c)	—	15,753	—	9,695	—	—
Web Jump Desing em Informática Ltda (c)	—	931	—	—	—	—
Ingresso.com Ltda (c)	—	954	—	—	—	—
Invillia Desenvolvimento de produtos Digitais Ltda (d)	—	2,096	—	—	—	—
Transfolha Transportadora e Distribuição Ltda.	—	—	—	12,447	—	23,571
Others	885	11,263	1,013	4,082	603	2,926
	4,000	395,584	4,234	370,399	3,481	294,229

(a)Shared services costs mainly related to payroll costs sharing that are incurred by the parent company UOL and are charged to PagSeguro. Such costs are included in administrative expenses.
(b)Sale of services expenses is related to advertising services from UOL and revenue is related to intermediation fees.
(c)Expenses are related to UOL, UOL Edtech Tecnologia Educacional S.A. Invillia Desenvolvimento de Produtos Digitais Ltda.and Web Jump Desing em Informática Ltda. of BancoSeguro's Certificate of Deposits (CD).
(d)Expenses related to colocation and cloud services.
iii)Key management compensation
Key management compensation includes short and long-term benefits of PagSeguro Brazil's executive officers. The short and long-term compensation related to the executive officers for the year ended December 31, 2022 amounted to R$21,446 (R$41,198 for the year ended December 31, 2021 and R$104,568 for the year ended December 31, 2020).

11. Business combinations
On August 12, 2021, PagSeguro Brazil acquired 100% of the share capital and obtained control of Concil. Total consideration amounted to R$43,896 and the total net assets acquired at fair value amounted to R$23,165. The consideration paid in cash amounted to R$35,000 and the remaining portion in amount of R$8,896 was recognized in other liabilities and will be retained for the achievement of metrics. Concil main activity is in the information technology industry, focused on the processing of back-office solutions, including reconciliation services for the capture of credit cards with acquirers and sub acquirers.
The purchase price allocation ("PPA") was completed on September 30, 2021, which included the recognition of a customer portfolio with a fair value of R$3,839, non-compete agreement of R$940 and software of R$33,136. The Company has also recognized contingent liability and indemnification assets of R$7,848 resulting in the recognition of goodwill of R$20,731, which is attributable mainly to operational synergy and cost reductions.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
The PPA was elaborated considering projections for the period of five years based on management's budgets for Concil and applying an inflation rate plus the estimated growth of GDP of services (fluctuating from 2.0% to 4.5% per year) in order to project future cash flows, with a discount rate based on the weighted average cost of capital (fluctuating from 17.5% to 19.5% per year).
This acquisition is in accordance with PagSeguro Group's business strategies, ramping up investments on new technologies, products, and services for the Group’s digital ecosystem. The fair value of assets and liabilities acquired in 2021 were as follow:

December 31, 2021

Fair value of assets and liabilities acquired
Cash and cash equivalents	529
Accounts receivable acquired	540
Financial investments acquired	—
Other assets acquired	1,092
Payables to third parties assumed	—
Liabilities assumed	(4,020)
Customer portfolio, expenditures with software and others	45,763
Deferred taxes	(12,891)
Contingent liability	(7,848)
Value of net assets	23,165
Goodwill	20,731
Purchase cost	43,896
Consideration for the purchase settled in cash	35,000
Cash and cash equivalents at the subsidiary acquired	(529)
Amount paid on acquisitions less cash and cash equivalents acquired	34,471

12. Property and equipment

a)Property and equipment are composed as follows:

	December 31, 2022
	Cost	Accumulated depreciation	Net

Data processing equipment	214,279	(68,274)	146,005
Machinery and equipment (i)	3,382,067	(1,115,120)	2,266,947
Buildings Leasing (ii)	102,145	(43,901)	58,244
Other	33,692	(11,389)	22,303
Total	3,732,183	(1,238,684)	2,493,499

	December 31, 2021
	Cost	Accumulated depreciation	Net

Data processing equipment	106,643	(51,294)	55,349
Machinery and equipment (i)	2,798,823	(654,360)	2,144,463
Buildings Leasing (ii)	94,048	(26,928)	67,120
Other	29,909	(7,789)	22,120
Total	3,029,423	(740,371)	2,289,052

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
12. Property and equipment (continued)
b)The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total

On December 31, 2020
Cost	77,413	1,881,556	79,890	22,114	2,060,973
Accumulated depreciation	(35,572)	(204,154)	(12,621)	(6,013)	(258,360)
Net book value	41,841	1,677,402	67,269	16,101	1,802,613

On December 31, 2021
Opening balance
Cost	29,230	917,267	14,156	7,796	968,449
Purchases	29,940	931,859	15,013	10,478	987,290
Disposals	(1,226)	(14,601)	(857)	(2,902)	(19,586)
Acquisition of subsidiary	516	9	—	220	745
Depreciation	(15,722)	(450,206)	(14,305)	(1,777)	(482,010)
Depreciation	(16,407)	(453,595)	(14,804)	(3,137)	(487,943)
Disposals	1,063	3,392	499	1,445	6,399
Acquisition of subsidiary	(378)	(3)	—	(85)	(466)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052

On December 31, 2021
Cost	106,643	2,798,823	94,048	29,909	3,029,423
Accumulated depreciation	(51,294)	(654,360)	(26,928)	(7,789)	(740,371)
Net book value	55,349	2,144,463	67,120	22,120	2,289,052
On December 31, 2022
Opening balance
Cost	107,636	583,244	8,097	3,783	702,760
Purchases	109,245	981,462	8,097	5,352	1,104,156
Disposals/Provisions (iii)	(1,609)	(398,218)	—	(1,569)	(401,396)
Depreciation	(16,980)	(460,760)	(16,973)	(3,600)	(498,313)
Depreciation	(17,092)	(647,318)	(16,973)	(3,851)	(685,234)
Disposals/Provisions (iii)	112	186,558	—	251	186,921
Net book value	146,005	2,266,947	58,244	22,303	2,493,499

On December 31, 2022
Cost	214,279	3,382,067	102,145	33,692	3,732,183
Accumulated depreciation	(68,274)	(1,115,120)	(43,901)	(11,389)	(1,238,684)
Net book value	146,005	2,266,947	58,244	22,303	2,493,499

(i)Net book value of POS devices is R$2,212,692 (R$2,091,671 as of December 31, 2021), which are depreciated over 5 years. The depreciation of POS in the year ended December 31, 2022, amounted to R$640,798 (R$448,385 for the year ended December 31, 2021). On December 31, 2022, PagSeguro have contractual obligations to acquire POS devices in the amount of R$ R$860,321 (R$1,650,885 as of December 31, 2021).
(ii)As of December 31, 2022, PagSeguro had a lease liability presented in other current liabilities in the amount of R$18,704 (R$15,690 as of December 31, 2021) and as non-current liability in the amount of R$39,867 (R$51,521 as of December 31, 2021). For the year ended December 31, 2022, the Company incurred in financial expenses related to these leases of R$18,179 (R$21 for the year ended December 31, 2021).
(iii)The net book value of disposals is R$211,660 of which R$398,218 are cost and R$186,558 is accumulated depreciation. During the year ended December 31, 2022, the Company revised its business strategy towards a specific group of merchants and observed no future economic benefit is expected from them, resulting in the provision of POS devices allocated to these merchants in the net book value of R$199,868 (R$387,261 are cost and R$187,392 are accumulated depreciation).

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

13. Intangible assets

a)Intangible assets are composed as follows:

	December 31, 2022
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	2,904,505	(1,155,187)	1,749,318
Software licenses	257,096	(97,698)	159,398
Goodwill (ii)	209,908	—	209,908
Other	67,768	(27,619)	40,149
	3,439,277	(1,280,504)	2,158,773

	December 31, 2021
	Cost	Accumulated amortization	Net

Expenditures related to software and technology (i)	2,016,541	(772,804)	1,243,737
Software licenses	196,854	(53,129)	143,725
Goodwill (ii)	209,908	—	209,908
Other	67,768	(14,962)	52,806
	2,491,071	(840,895)	1,650,176
(i)The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.
(ii)The balances comprise the goodwill arising from the acquisition of the companies Biva, BancoSeguro, Yamí, Zygo, Moip and Concil.
The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	December 31, 2022	December 31, 2021

Moip	148,218	148,218
Concil	20,731	20,731
Biva Serviços	14,627	14,627
Banco Seguro	12,612	12,612
Boa Compra	6,570	6,570
Zygo	5,768	5,768
Yami	1,382	1,382
Total	209,908	209,908
The recoverable amount of a CGU is determined based on value-in-use calculations. The goodwill was mainly represented by the MOIP acquisition in the amount of R$148,117. The recoverability of this goodwill was tested using five-year budgets, a long-term growth rate based on estimated gross domestic product (2.01% in 2026 and 2.01% in 2027), inflation rates (3.29% in 2026 and 3.29% in 2027) metrics to project future cash flows and discount rate based on WACC (fluctuation from 14% to 16% per year). For the goodwill originated by other acquisitions, the Company tested the recoverability using the same approach.
Based on these assessments, management concluded that the book balances of goodwill recorded as of December 31, 2022 are recoverable, since the estimated value for GCU was higher than its book value and, therefore, no provision for impairment of was accounted for.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
13 . Intangible assets (continued)
b)The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total

On December 31, 2020
Cost	1,319,061	103,256	169,667	62,786	1,654,770
Accumulated amortization	(501,319)	(29,060)	—	(771)	(531,150)
Net book value	817,742	74,196	169,667	62,015	1,123,620
On December 31, 2021
Cost	697,480	93,597	40,241	4,983	836,301
Additions (i)	715,382	97,103	40,589	4,983	858,057
Disposals	(18,167)	(3,645)	(348)	—	(22,160)
Acquisition of subsidiary	265	139	—	—	404
Amortization	(271,485)	(24,068)	—	(14,192)	(309,745)
Amortization	(278,220)	(24,290)	—	(14,192)	(316,702)
Disposals	6,735	222	—	—	6,957
Net book value	1,243,737	143,725	209,908	52,806	1,650,176
On December 31, 2021
Cost	2,016,541	196,854	209,908	67,768	2,491,071
Accumulated amortization	(772,804)	(53,129)	—	(14,962)	(840,895)
Net book value	1,243,737	143,725	209,908	52,806	1,650,176
On December 31, 2022
Cost	887,964	60,242	—	—	948,206
Additions (i)	979,734	60,603	—	—	1,040,337
Disposals (ii)	(91,770)	(361)	—	—	(92,131)
Amortization	(382,383)	(44,569)	—	(12,657)	(439,609)
Amortization	(430,358)	(44,903)	—	(12,657)	(487,918)
Disposals	47,975	334	—	—	48,309
Net book value	1,749,318	159,398	—	40,149	2,158,773
On December 31, 2022
Cost	2,904,505	257,096	209,908	67,768	3,439,277
Accumulated amortization	(1,155,187)	(97,698)	—	(27,619)	(1,280,504)
Net book value	1,749,318	159,398	209,908	40,149	2,158,773
(i)    Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as, digital payment and digital banking account. Goodwill recorded in business combinations in 2021 are related to Concil and MOIP acquisitions.
(ii)    The net book value of disposals is R$43,822 of which R$92,131 are cost and R$48,309 is accumulated amortization. During the year ended December 31, 2022, the Company revised some softwares originated from acquired companies and observed no future economic benefit is expected from them, resulting in the write off of some related softwares in the net book value of R$40,213 (R$86,835 are costs and R$46,622 are accumulated amortization).

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

14. Payables to third parties

Payables to third parties, in the amount of R$18,072,898 (R$13,217,150 as of December 31, 2021) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied. PagSeguro Brazil's average settlement terms agreed upon with commercial establishments is up to 14 days.
Of the total amount of payables to third parties, R$1,196,491 (R$533,436 as of December 31, 2021) refer to the balance of transactions settled on merchant's payment account and available to be used by them and R$7,470,978 (R$5,167,577 as of December 31, 2021) refer to the balance of the clients maintained in their banking accounts that are invested by the Company in Certificate of Deposits with 30 days of maturity and interest average rate of 69% of CDI (59% of CDI in December 2021).

15. Deposits

	December 31, 2022	December 31, 2021

Certificate of Deposit (i)	9,806,062	2,510,818
Interbank deposits (ii)	2,101,152	404,998
Corporate securities (iii)	88,074	218,180
	11,995,288	3,133,996

Current	10,100,599	3,056,444
Non – Current	1,894,689	77,552
(i)The average return is 117% of CDI (163% of CDI in December 2021). From the total amount, R$2,080,779 refer to certificate of deposits with interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates that started in 2022. For these certificates of deposit, the Company entered into derivative financial instruments (“Swaps”) with the specific objective of protecting said deposit from fluctuations arising from inflation, changing IPCA and fixed rates for CDI rates. In December 2022, the Company recorded liabilities of Swaps in the amount of R$ 22,289.
(ii)The average return is 111% of CDI (118% of CDI in December 2021).
(iii)The average return is 141% of CDI (152% of CDI in December 2021).
The maturity analysis of deposits based on due date of the agreements (disregarding that some can be withdrawn at any time, which is limited to the contracts with a due date of less than 365 days) is as follows:

	December 31, 2022	December 31, 2021

Due within 30 days	864,864	646,232
Due within 31 to 120 days	3,253,826	1,029,936
Due within 121 to 180 days	1,945,917	313,008
Due within 181 to 360 days	4,035,992	1,067,268
Due to 361 days or more days	1,894,689	77,552
	11,995,288	3,133,996

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
15. Deposits (continued)
The changes in deposits were as follows:

On December 31,2020	766,086
Additions	4,929,926
Withdraws	(2,667,612)
Interest	105,596
On December 31,2021	3,133,996
Additions (i)	25,475,725
Withdraws	(17,228,838)
Interest	614,405
On December 31, 2022	11,995,288
(i)Increase is mainly related to higher volume of deposits issued due to attractiveness of interest rates paid.

16. Salaries and social security charges

	December 31, 2022	December 31, 2021

Payroll accruals	100,810	75,151
Profit sharing	87,111	75,076
Social charges	49,651	39,200
Payroll taxes (LTIP) (i)	42,791	61,359
Other	12,415	8,938
	292,778	259,724
(i)Refers to social charges and income tax over LTIP and LTIP goals balances.

17. Taxes and contributions

	December 31, 2022	December 31, 2021

Taxes
Services tax and other (i)	184,536	171,902
Social integration program (ii)	35,003	26,832
Social contribution on revenues (ii)	211,749	164,330
Income tax and social contribution (iii)	4,104	31,865
Other	18,878	12,596
	454,270	407,525

	December 31, 2022	December 31, 2021

Judicial deposits (iv)
Services tax (i)	(163,005)	(159,101)
Social integration program (ii)	(28,165)	(25,789)
Social contribution on revenues (ii)	(173,321)	(158,701)
	(364,491)	(343,591)
	89,779	63,934
(i)Refers to tax on revenues.
(ii)Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.
(iii)Refers to the income tax and social contribution payable.
(iv)The PagSeguro Group obtained until January 2021 court decisions to deposit the amount related to the payments in escrow for matters discussed in items "i" and "ii" and above.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

18. Provision for contingencies
PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, for which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such assessment considers the opinion of its external legal advisors.

	December 31, 2022	December 31, 2021

Civil	26,365	33,343
Labor	45,797	18,387
	72,162	51,730

Labor Deposits	(11,559)	(10,167)

	60,603	41,563
Current	46,233	27,653
Non-Current	14,370	13,910
Below it is demonstrated the movements of the provision for contingencies in the year ended December 31, 2022:

On December 31,2020	28,804
Accrual	25,907
Settlement	(17,760)
Interest	4,612
On December 31,2021	41,563
Accrual	37,276
Settlement	(24,234)
Interest	5,998
On December 31,2022	60,603

The movements of the labor deposits for the year ended December 31, 2022 is mainly related to interest in the year.
The PagSeguro Group is party to tax and civil lawsuits involving risks classified as possible losses, for which no provision was recognized as of December 31, 2022, totaling R$635,515 (December 31, 2021 - R$504,691). The main tax and labor lawsuit are disclosed below:
On October 15, 2021, PagSeguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation ("IOF") on intercompany loans. IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$266,957 (R$239,812 in December 2021).
The Company has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.
Additionally, PagSeguro in 2022 has one labor contingency in the amount of R$133,286 (R$68,534 in December 2021).

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

19. Borrowings
In November 2021, the PagSeguro Group entered in a US$180 million borrowing agreement with maturity one year from the execution date and payment in a single instalment at the due date. At the moment the agreement was signed, the foreign exchange rate was R$ 5.6227 per US dollar amounting in R$1,012,086. Interest on the borrowing was paid at the maturity of the financing, together with the total settlement of the financial instrument, for the same financing, the Company entered into derivative financial instruments (“Swaps”), with the specific objective of protecting said borrowing from fluctuations arising from the exchange rate variation. In November 2022, the PagSeguro Group liquidated its borrowing in the total amount of R$1,143,026 considering principal, interests, taxes and the total settlement of the financial instruments.
In February 2022, the Group entered into a R$250 million borrowing agreement with maturity three months from the execution date, with an interest rate of 112% of CDI, and the payment would occur in a single instalment at the due date. In May 2022, the borrowing agreement was amended with a new extended maturity for an additional three months, and it was settled in August 2022 in the principal amount of R$250 million with interest payments of R$7,015 paid in May and R$8,322 paid in August.
The table below demonstrates the changes in the borrowings:

December 31, 2022

On December 31,2020	—
Additions	1,012,086
Interest	8,018
Financial Instruments	(14,317)
On December 31,2021	1,005,787
Additions	250,000
Interest	175,338
Payment	(1,270,075)
Financial Instruments	(161,050)
On December 31, 2022	—

20. Income tax and social contribution

a)Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological inovation (i)	Other temporary differences assets (ii)	Other temporary differences liability (iii)	Total

Deferred tax
On December 31, 2020	68,839	4,897	(277,971)	182,818	(1,027,883)	(1,049,300)
Included in the statement of income	(2,524)	(5,084)	(157,885)	170,895	(207,344)	(201,942)
Other	4,468	—	8,617	(93)	(32,748)	(19,756)
On December 31, 2021	70,783	(187)	(427,239)	353,620	(1,267,975)	(1,270,998)
Included in the statement of income	(3,205)	(2,061)	(175,297)	190,982	(204,238)	(193,819)
On December 31, 2022	67,578	(2,248)	(602,536)	544,602	(1,472,213)	(1,464,817)
Deferred tax asset						99,411
Deferred tax liability						(1,564,228)
(i)    Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.
(ii)    The main other assets temporary difference refers to expected credit losses (Note 8) and taxes and contributions (Note 17).
(iii)    The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.
b)Reconciliation of the income tax and social contribution expense
PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the years ended December 31, 2022, 2021 and 2020:

	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Profit for the year before taxes	1,759,316	1,488,027	1,774,691
Statutory rate	34%	34%	34%
Expected income tax and social contribution	(598,167)	(505,929)	(603,395)

Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(3,806)	704	(7,175)
R&D and technological innovation benefit - Law 11,196/05 (i)	255,354	187,207	134,247
Taxation of income abroad (ii)	114,229	(800)	504
Unrecorded deferred taxes	(17,570)	(1,100)	(6,017)
Other additions (exclusions)	(4,589)	(1,826)	(555)
Income tax and social contribution expense	(254,549)	(321,744)	(482,391)

Effective rate	14%	22%	27%
Income tax and social contribution - current	(60,718)	(119,801)	(62,840)
Income tax and social contribution - deferred	(193,830)	(201,942)	(419,551)
(i)    Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see note 13.
(ii)    Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, which differs from the Brazilian tax rate of 34% applied for the purpose of this note.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

21. Equity

a)    Share capital
On December 31, 2022, share capital is represented by 329,608,226 common shares, par value of US$0.000025. Share capital is composed of the following shares for the year ended December 31, 2022:

December 31, 2020 shares outstanding	329,016,372
Treasury shares	1,520,065
Long-Term Incentive Plan	758,024
Repurchase of common shares	(1,686,235)
December 31, 2021 shares outstanding	329,608,226
Treasury shares	3,642,899
Long-Term Incentive Plan	637,728
Repurchase of common shares	(4,280,627)
December 31, 2022 shares outstanding	329,608,226
b)    Capital reserve
The capital reserve can only be used to increase capital, offset losses, redeem, reimburse, or purchase shares or pay cumulative dividends on preferred shares. For the year ended December 31, 2022, the Company has not recognize any capital reserve movement, as all the LTIP and LTIP goals shares were delivered with treasury. For the year ended December 31, 2021, the Company recognize LTIP capital movement by issuing new shares of R$138,665 (R$3,834 in the year ended December 31, 2020).
c)    Share based long-term incentive plan (LTIP and LTIP goals)
Under the terms of the LTIP, upon completion of the IPO, the vested portion of each beneficiary’s LTIP rights was converted into Class A common shares of PagSeguro Digital at the IPO price (US$21.50) which is the assessed fair value at the grant date. As a result, the beneficiaries of the LTIP received a total of 1,823,727 new Class A common shares upon completion of the IPO. The unvested portions of each beneficiary’s LTIP rights will be settled on each future annual vesting date in shares.
This arrangement is classified as equity settled. For the year ended December 31, 2022, the Company recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$127,391 (R$305,408 and R$75,218 for the years ended December 31, 2021 and 2020, respectively). On December 31, 2022, the amount of R$42,791 (R$61,359 and R$62,293 for the years ended December 31, 2021 and 2020, respectively) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 16).
The maximum number of common shares that can be delivered to beneficiaries under the LTIP may not exceed 3% of the Company’s issued share capital at any time. Until December 31, 2022, total shares granted were 8,169,039 and the total shares issued were 6,545,423, representing 2.5% and 2.0% of total shares respectively.

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
21.    Equity (continued)
d)    OCI and equity valuation adjustments
The Company recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiary BCPS, Pagseguro Colombia, Pagseguro Chile, Pagseguro Peru and Pagseguro Mexico which amounted to a loss of R$677 for the year ended on December 31, 2022 (loss of R$117 for the year ended December 31, 2021 and gain of R$959 for the year ended December 31, 2020). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.
The financial investments mentioned in note 6 were classified at fair value through other comprehensive income. Unrealized accumulated gain on LFTs for the year ended December 31, 2022 totaled R$141 (loss of R$107 for the year ended December 31, 2022).
As part of transactions completed in prior years, the Company also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of December 31, 2021 and 2020).
e)    Treasury shares
On October 30, 2018, PagSeguro Digital's board of directors authorized a share repurchase program, under which the PagSeguro Group may repurchase up to US$250 million in outstanding Class A common shares traded on the New York Stock Exchange (NYSE). The Company's management is responsible for defining the timing and the number of shares to be acquired, within authorized limits. Treasury shares are composed of the following shares for the years ended December 31, 2022 and 2021:

	Shares	Amount	Average Price (US$)

Repurchase shares
December 31, 2020 treasury shares	168,636	13,609	18
Repurchase of common shares	1,686,235	284,812	30
Long-Term Incentive Plan	(166,170)	(13,410)	18
December 31, 2021 treasury shares	1,688,701	285,011	30
Repurchase of common shares	4,280,627	291,445	13
Long-Term Incentive Plan	(637,728)	(101,102)	28
December 31, 2022 treasury shares	5,331,600	475,354	16

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

22. Earnings per share
a)    Basic
Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding during years ended December 31, 2022, 2021 and 2020:

	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Profit attributable to stockholders of the Company	1,504,768	1,166,102	1,291,658
Weighted average number of outstanding common shares (thousands)	327,110,295	330,310,786	329,292,240
Basic earnings per share - R$	4,6002	3,5303	3,9225
b)    Diluted
Diluted earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The share in the LTIP and LTIP Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Profit used to determine diluted earnings per share	1,504,768	1,166,102	1,291,658
Weighted average number of outstanding common shares (thousands)	327,110,295	330,310,786	329,292,240
Weighted average number of shares that would have been issued at average market price	2,124,398	1,864,038	521,937
Weighted average number of common shares for diluted earnings per share (thousands)	329,234,693	332,174,824	329,814,177
Diluted earnings per share - R$	4,5705	3,5105	3,9163
Weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares) in the amount of 4,280,627 in the year ended December 31, 2022 (1,686,235 shares in 2021).

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investors.pagseguro.com

PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

23. Total revenue and income

	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Gross revenue from transaction activities and other services (i)	10,047,654	7,574,728	5,059,464
Gross financial income (ii)	6,438,774	3,587,823	2,193,961
Gross other financial income (iii)	288,333	162,944	145,055
Total gross revenue and income	16,774,761	11,325,495	7,398,480
Deductions from gross revenue from transactions activities and other services (iv)	(1,141,248)	(789,922)	(550,744)
Deductions from gross financial income (v)	(186,039)	(73,398)	(16,603)
Deductions from gross other financial income (vi)	(112,560)	(13,453)	(16,460)
Total deductions from gross revenue and income	(1,439,847)	(876,773)	(583,807)

Total revenue and income	15,334,914	10,448,722	6,814,673
(i)Includes mainly intermediation fee, membership fee and credit operations revenues.
(ii)Includes income from early payment of notes payable to third parties.
(iii)Includes (a) interest of financial investments and (b) gain on exchange variation.
(iv)Deductions consist of transactions taxes.
(v)Deductions consist of taxes on financial income.
(vi)Deductions consist of taxes on other financial income. Central Bank of Brasil Resolution n°33 of October 29, 2020, implemented in January 2022, established, among others, the treatment of financial income resulted from transactions with FIDC to be classified as financial investments and therefore subject to taxation of PIS and COFINS.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

24. Expenses by nature

	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Transactions costs (i)	(5,566,927)	(4,321,135)	(2,773,436)
Marketing and advertising	(717,732)	(791,134)	(510,840)
Personnel expenses (ii)	(1,032,732)	(1,074,249)	(619,137)
Financial expenses (iii)	(3,151,552)	(790,635)	(109,232)
Total losses (iv)	(984,487)	(664,268)	(288,309)
Depreciation and amortization (vi)	(1,130,690)	(768,593)	(376,335)
Other (v)	(991,478)	(550,681)	(362,693)
	(13,575,598)	(8,960,695)	(5,039,982)

Classified as:
Cost of services	(7,470,895)	(5,775,895)	(3,772,298)
Selling expenses	(1,946,075)	(1,523,908)	(617,463)
Administrative expenses	(668,679)	(877,559)	(563,893)
Financial expenses	(3,151,552)	(790,635)	(109,232)
Other income (expenses), net	(338,397)	7,302	22,904
	(13,575,598)	(8,960,695)	(5,039,982)
(i)The increase is mainly represented by: (i) costs related to interchange fees of card issuers in the amount of R$4,505,290 for year ended December 31, 2022 (R$3,043,591 and R$1,680,441 for years ended December 31, 2021 and 2020, respectively), (ii) card scheme fees in the amount of R$882,091 for year ended December 31, 2022 (R$653,224 and R$432,361 for years ended December 31, 2021 and 2020, respectively). The balance is also impacted by anincrease in costs related to freight, maintenance of POS and storage costs in the amount R$250,323 for the year ended December 31, 2022 (R$242,834 and R$ 212,813 for the years ended December 31, 2021 and 2020, respectively).
(ii)Includes R$79,447, R$370,629 and R$ 207,012 of compensation expenses related to the LTIP and LTIP goals for the years ended December 31, 2022, 2021 and 2020, respectively. Despite that, there was an increase in personnel expenses which is mainly related to increase in headcount.
(iii)Relates mainly to the early collection of receivables, which amounted to R$1,233,045 in the year ended December 31, 2022 (R$426,992 and R$49,204 for the years ended December 31, 2021 and 2020, respectively). The remaining increase is related to expenses with higher amount of interests on deposits which amounted to R$654,903 in the year ended December 31, 2022 (R$105,568 and R$8,083 in the years ended December 31, 2021 and 2020, respectively) and bank accounts which amounted to R$918,390 in the year ended December 31, 2022 (R$173,238 and R$35,533 for the years ended December 31, 2021 and 2020, respectively) due to the increase of Brazilian interest rates and exchange rate in foreign currency and also on the amounts of deposits during 2022.
(iv)Total losses refer to amounts recognized during the year related to card processing operations (acquiring and issuing), losses on digital accounts in the amount of R$430,895 (R$386,143 and R$171,925 for the years ended December 31, 2021 and 2020, respectively) and provision for delinquency rate of credit portfolio in the amount of R$553,592 (R$278,125 and R$116,384 for the years ended December 31, 2021 and 2020, respectively), as detailed in note 25. In the first quarter of 2021, the amount of R$73,356 related to card processing operations losses on digital accounts is represented by inappropriate use of a system functionality implemented in the past, allowing unappropriated transactions by digital accounts customers and unexpected chargebacks on digital account losses for specific group of customers with higher credit risk for a new product. For all these facts, the corresponding root cause was identified and appropriately addressed by PagSeguro’s management. The increase is related to the growth of operation of card processing operations and to credit initiatives with higher ECLs as detailed in note 8.
(v)For the year ended December 31, 2022, the increase is impacted by R$199,868 related to provision of POS devices, as described in note 12. The year ended December 31,2022 was also impacted by R$40,213 of softwares disposals, as described in note 13, impairment of our investment in BoletoFlex in the amount of R$12,602 and R$10,000 related to a payment agreement related to PagPhone with our POS supplier. The increase is also impacted by higher consumption of software and cloud services which amounted to R$432,391 for the year ended December 31, 2022 (R$326,070 and R$233,660 for the years ended December 31, 2021 and 2020, respectively) In addition, in June 2021, there was a decision taken by Brazilian Supreme Court related to Value-added Tax on Sales and Services (ICMS), that beneficiated the Company. For this reason, the Company reversed the related provision in the amount of R$29,114 during 2021.
(vi)Depreciation and amortization amounts incurred in the year are segregated between costs and expenses as presented below:

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
24. Expenses by nature (continued)

	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020

Depreciation
Cost of sales and services (i)	(658,275)	(464,411)	(187,284)
Selling expenses	(173)	(89)	(25)
Administrative expenses	(26,786)	(23,439)	(17,319)
	(685,234)	(487,939)	(204,628)
Amortization
Cost of sales and services	(464,108)	(295,218)	(174,943)
Administrative expenses	(23,810)	(21,484)	(4,709)
	(487,918)	(316,702)	(179,652)
PIS and COFINS credits (ii)	42,461	36,048	7,945
Depreciation and amortization expense, net	(1,130,690)	(768,593)	(376,335)
(i)The depreciation of POS for the year ended December 31, 2022, amounted to R$ 640,798 (R$448,385 and R$ 172,519 for the years ended December 31, 2021 and 2020, respectively).
(ii)PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expense.

25. Financial instruments by category
The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.
The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance. The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.
The PagSeguro Group classifies its financial instruments into the following categories:

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
25. Financial instruments by category (continued)

	December 31, 2022	December 31, 2021

Financial assets
Amortized cost:
Cash and cash equivalents	1,829,097	1,794,362
Accounts receivables	36,994,135	23,657,402
Other receivables	180,517	206,486
Judicial deposits	44,855	40,224
Investment	1,651	1,406
Fair value through other comprehensive income
Financial investments	1,103,299	782,647
	40,153,554	26,482,527

	December 31, 2022	December 31, 2021

Amortized cost:
Payables to third parties	18,072,898	13,217,150
Trade payables	449,102	578,004
Payables to related parties	593,906	543,621
Deposits	11,995,288	3,133,996
Borrowings	—	1,005,787
Deferred revenue	143,528	179,866
Other liabilities	202,797	143,884
Fair value through profit or loss
Derivative financial instruments	22,289	14,317
	31,479,808	18,816,625

26. Financial risk management
The PagSeguro Group's activities expose it to a variety of financial risks: market risk, fraud risk (chargebacks), credit risk and liquidity risk. The PagSeguro Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group's financial performance.
Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Group, market risk comprises interest rate risk and foreign currency risk and other price risk, such as equity price risk.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
26. Financial risk management (continued)
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of December 31, 2022. For this analysis, the Group adopted as a probable scenario for 2023 interest rates of 12,40% for the CDI. As a result, financial income (with respect to financial investments) and financial expense (with respect to certificate of deposit, corporate securities, bank accounts and interbank deposits) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (13,65%)	Probable scenario with decrease to 12,40%

Short-term investment	100% of CDI	1,829,097	249,672	226,808
Financial investments	100% of CDI	1,103,299	150,600	136,809
Certificate of Deposit (i)	117% of CDI	9,806,062	(1,566,077)	(1,422,663)
Certificate of Deposit - related party	109% of CDI	533,186	(79,330)	(72,065)
Interbank deposits	111% of CDI	2,101,152	(318,356)	(289,203)
Corporate securities (iii)	141% of CDI	88,074	(16,951)	(15,399)
Bank accounts	69% of CDI	7,470,978	(703,654)	(639,217)
Total			(2,284,096)	(2,074,930)
Foreign exchange risk
Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity's functional currency. The Company’s risk is mainly related to POS purchases, Pagseguro Tecnologia, BCPS, PSGP Mexico, Pagseguro Colombia, Pagseguro Chile and Pagseguro Peru that have revenues in other currencies and cash and cash equivalents maintained in other countries.
Equity price risk
The Group's non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of December 31, 2022, and December 31, 2021, the exposure to equity price from such investments was not material.
Fraud risk (chargeback)
The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:
(i)The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
26. Financial risk management (continued)
(ii)The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds. PagSeguro’s expenses with chargeback are disclosed in note 24.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.
Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses for the customers background to provide access to credit portfolio.
In order to mitigate this risk, PagSeguro Brazil has established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:
(i)Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring.
(ii)Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and
(iii)Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.
PagSeguro has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.
A process for monitoring the portfolio's risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.
Liquidity risk
The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines in order to obtain borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities in order to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.
The PagSeguro Group invests surplus cash in interest bearings financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On December 31, 2022, PagSeguro Group held cash and cash equivalents of 1,829,097 (R$1,794,362 on December 31, 2021).

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
26. Financial risk management (continued)
The table below shows the PagSeguro Group's non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

On December 31, 2022
Payables to third parties	13,354,285	1,717,388	856,011	2,060,455	84,759
Trade payables	397,335	50,975	309	482	—
Trade payables to related parties	—	62,559	30,390	506,671	—
Deposits	876,415	3,384,194	2,075,859	4,521,112	2,198,340

On December 31, 2021
Payables to third parties	10,415,882	1,770,271	504,444	526,553	—
Trade payables	573,570	4,339	95	—	—
Trade payables to related parties	—	259,216	5,691	323,203	—
Deposits	655,289	1,073,239	334,942	1,201,888	90,595
Borrowings	—	—	—	1,114,211	—

27. Derivative Financial Instruments designated to Hedge Accounting
The Group trades derivative financial instruments (SWAPs) to manage its overall exposures (inflation index and interest rate).
i)Fair value hedge
In the year ended December 31, 2022, the PagSeguro Group issued certificate of deposits with one-year maturity from the execution date and interest rates correlated to the IPCA (Brazilian inflation rates) and interest fixed rates. For these certificate of deposits, the Company entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, changing them for CDI rates. The entire amount, which includes principal and interest, are covered and the same due dates are applied. Below is the composition of the derivative financial instruments portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss:

	Notional Liability	Liabilities Fair value	MTM (a)

IPCA CDB	708,454	710,475	2,021
Fixed rated CDB	1,368,325	1,370,304	1,980
Total	2,076,779	2,080,779	4,001

	Notional SWAP	SWAP	MTM (b)	Profit and Loss ((a)+(b))

IPCA CDB	(728,142)	(733,026)	(2,109)	(88)
Fixed rated CDB	(1,374,472)	(1,378,916)	(2,149)	(169)
Total	(2,102,614)	(2,111,942)	(4,258)	(257)

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)
The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks. Additionally, as the main financial assets and financial liabilities of the Company are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Company performs the hedging account effectiveness as each reporting date test and for 2022, this test was effective.

28. Non-cash Transactions

	For the year ended December 31,
	2022	2021	2020

Non-cash investing activities
Property and equipment acquired through lease	8,097	15,016	79,031
MTM of financial investments	(107)	271	(278)

29. Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:
•Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).
The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to its fair value. Regarding financial assets, they are comprised by accounts receivable from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform comprised of transactions approved by large financial institutions in the normal course of business. The financial investments are represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.
Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 in 2022.
The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of December 31, 2022:

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PagSeguro Digital Ltd.
Notes to the consolidated financial statements
As of December 31, 2022
(All amounts in thousands of reais unless otherwise stated)

30. Fair value measurement

	December 31, 2022
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	404,468	1,424,629	—
Financial investments	1,103,299	—	—
Accounts receivable	—	36,994,135	—
Other receivables	—	180,517	—
Judicial deposits	—	44,855	—
Investment	—	—	1,651
Financial liabilities
Payables to third parties	—	18,072,898	—
Trade payables	—	449,102	—
Payables to related parties	—	593,906	—
Deposits	—	11,995,288	—
Derivative Financial Instruments	—	22,289	—
Deferred revenue	—	143,528	—
Other liabilities	—	202,797	—

	December 31, 2021
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial assets
Cash and cash equivalents	446,322	1,348,040	—
Financial investments	782,647	—	—
Accounts receivable	—	23,657,402	—
Other receivables	—	206,486	—
Judicial deposits	—	40,224	—
Investment	—	—	1,406
Financial liabilities
Payables to third parties	—	13,217,150	—
Trade payables	—	578,004	—
Payables to related parties	—	543,621	—
Deposits	—	3,133,996	—
Borrowings	—	1,005,787	—
Derivative Financial Instruments	—	14,317	—
Deferred revenue	—	179,866	—
Other liabilities	—	143,884	—

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 2, 2023

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer